Exhibit 99.1
AEI
Unaudited Condensed Consolidated Financial
Statements as of March 31, 2010 and
December 31, 2009 and for the Three Months
Ended March 31, 2010 and 2009

AEI AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	March 31,	December 31,
	2010	2009
	(Millions of dollars
	(U.S.), except share
	and par value data)
ASSETS
Current assets:
Cash and cash equivalents	$718	$682
Restricted cash	76	77
Accounts and notes receivable:
Trade (net of allowance of $90 and $78, respectively)	973	932
Unconsolidated affiliates	14	16
Inventories	280	273
Prepaids and other current assets	400	401

Total current assets	2,461	2,381
Property, plant and equipment, net	4,291	4,200
Investments in and notes receivable from unconsolidated affiliates	1,203	1,177
Goodwill	689	663
Intangibles, net	492	489
Other assets	1,364	1,315

Total assets	$10,500	$10,225

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable:
Trade	$609	$608
Unconsolidated affiliates	55	31
Current portion of long-term debt, including related party	633	613
Accrued and other liabilities	920	862

Total current liabilities	2,217	2,114
Long-term debt, including related party	3,285	3,105
Deferred income taxes	160	168
Other liabilities	1,406	1,393
Commitments and contingencies
Equity:
Common stock, $0.002 par value, 5,000,000,000 shares authorized; 244,328,932 and 244,113,499 shares issued and outstanding	—	—
Additional paid-in capital	1,944	1,966
Retained earnings	662	577
Accumulated other comprehensive income	306	289

Total shareholders’ equity attributable to AEI	2,912	2,832
Equity attributable to noncontrolling interests	520	613

Total equity	3,432	3,445

Total liabilities and equity	$10,500	$10,225

See notes to unaudited condensed consolidated financial statements.

AEI AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

	For the Three Months Ended
	March 31,
	2010	2009
	(Millions of dollars (U.S.),
	Except share and per share data)

Revenues	$2,422	$1,847

Costs of sales	1,868	1,398

Operating expenses:
Operations, maintenance, and general and administrative expenses	243	177
Depreciation and amortization	68	60
Taxes other than income	17	11
Loss on disposition of assets	4	5

Total operating expenses	332	253

Equity income from unconsolidated affiliates	28	27

Operating income	250	223

Other income (expense):
Interest income	18	17
Interest expense	(77)	(79)
Foreign currency transaction loss, net	(3)	(39)
Other income (expense), net	8	(6)

Total other expense	(54)	(107)

Income before income taxes	196	116
Provision for income taxes	70	76

Net income	126	40
Less: Net income (loss) — noncontrolling interests	41	(3)

Net income attributable to AEI	$85	$43

Basic and diluted earnings per share:
Net income attributable to AEI	$0.35	$0.19
See notes to unaudited condensed consolidated financial statements.

AEI AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	For the Three Months Ended March 31,
	2010	2009
	(Millions of dollars (U.S.))
Cash flows from operating activities:
Net income	$126	$40
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	68	60
Deferred revenues and charges	(14)	31
Deferred income taxes	1	22
Equity earnings from unconsolidated affiliates	(28)	(27)
Distributions from unconsolidated affiliates	3	6
Foreign currency transaction loss, net	3	39
Loss on disposition of assets	4	5
Changes in operating assets and liabilities, net of translation, acquisitions, dispositions and non-cash items:
Trade receivables, net	(36)	(79)
Accounts payable, trade	5	(34)
Inventories	5	(12)
Prepaids and other current assets	1	2
Regulatory assets and liabilities	11	(11)
Other	16	(17)

Net cash provided by operating activities	165	25

Cash flows from investing activities:
Proceeds from sale of investments	5	60
Capital expenditures	(154)	(74)
Decrease in restricted cash	25	41
Increase in restricted cash	(31)	(12)
Decrease in cash and cash equivalents from deconsolidation of subsidiary	(15)	—
Other	(1)	2

Net cash provided by (used in) investing activities	(171)	17

Cash flows from financing activities:
Issuance of debt	399	95
Repayment of debt	(253)	(162)
Dividends paid to noncontrolling interest	(69)	(11)
Purchase of subsidiary shares from noncontrolling interests	(35)	—
Other	(3)	(4)

Net cash provided by (used in) financing activities	39	(82)

Effect of exchange rate changes on cash	3	(10)

Increase (decrease) in cash and cash equivalents	36	(50)
Cash and cash equivalents, beginning of period	682	736

Cash and cash equivalents, end of period	$718	$686

Cash payments for income taxes, net of refunds	$42	$21

Cash payments for interest, net of amounts capitalized	$48	$50

Non-cash exchange of related party debt for common shares	$—	$118

Non-cash payments for acquisitions	$—	$8

See notes to unaudited condensed consolidated financial statements.

AEI AND SUBSIDIARIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS (UNAUDITED)
1. BASIS OF PREPARATION
AEI (the “Parent Company”), together with its consolidated subsidiaries, manages, operates and owns interests in essential energy infrastructure businesses in emerging markets across the multiple segments of the energy industry through a number of holding companies, management services companies (collectively, “Holding Companies”), and operating companies (collectively, the “Company”).
The operating companies of AEI as of March 31, 2010 include direct and indirect investments in the international businesses described below and are collectively referred to as the “Operating Companies”:

	Ownership	Accounting	Location of
Company Name	Interest (%)	Method	Operations	Segment
Accroven SRL (“Accroven”)	49.25	Equity Method	Venezuela	Natural gas transportation and services
Gas Natural de Lima y Callao S.A. (“Calidda”)	80.85	Consolidated	Peru	Natural gas distribution
Chilquinta Energia S.A. (“Chilquinta”)(a)	50.00	Equity Method	Chile	Power distribution
Consorcio Eolico Amayo S.A. (“Amayo”)(b)(c)	13.42	Equity Method	Nicaragua	Power generation
DHA Cogen Limited (“DCL”)	60.23	Consolidated	Pakistan	Power generation
Distribuidora de Electricidad Del Sur, S.A. de C.V. (“Delsur”)	86.41	Consolidated	El Salvador	Power distribution
Empresa Distribuidora de Energia Norte, S.A. (“EDEN”)	90.00	Consolidated	Argentina	Power distribution
Elektra Noreste S.A. (“Elektra”)	51.00	Consolidated	Panama	Power distribution
Elektrocieplownia Nowa Sarzyna Sp. z.o.o. (“ENS”)	100.00	Consolidated	Poland	Power generation
Elektro — Eletricidade e Serviços S.A. (“Elektro”)	99.68	Consolidated	Brazil	Power distribution
Emgasud S.A. (“Emgasud”)(b)	42.73	Equity Method	Argentina	Power generation
Empresa Distribuidora Electrica Regional S.A. (“EMDERSA”)(b)	77.10	Consolidated	Argentina	Power distribution
Empresa Energetica Corinto Ltd. (“Corinto”)(c)	57.67	Consolidated	Nicaragua	Power generation
EPE — Empresa Produtora de Energia Ltda. (“EPE”)(b)(d)	100.00	Consolidated	Brazil	Power generation
Fenix Power Peru S.A. (“Fenix”)	86.05	Consolidated	Peru	Power generation
Gas Transboliviano S.A. (“GTB”)(b)	34.65	Equity Method	Bolivia	Natural gas transportation and services
GasOcidente do Mato Grosso Ltda. (“GOM”)(b)(d)	100.00	Consolidated	Brazil	Natural gas transportation and services
GasOriente Boliviano Ltda. (“GOB”)(b)(d)	100.00	Consolidated	Bolivia	Natural gas transportation and services
Generadora San Felipe Limited Partnership (“Generadora San Felipe”)(e)	100.00	Consolidated	Dominican Republic	Power generation
Huatong (Shanghai) Investment Co. Ltd. (“Huatong”)(f)	100.00	Consolidated	China	Natural gas distribution
Jaguar Energy Guatemala LLC (“Jaguar”)	100.00	Consolidated	Guatemala	Power generation
Jamaica Private Power Company (“JPPC”)	84.42	Consolidated	Jamaica	Power generation
Luoyang Yuneng Sunshine Cogeneration Company Limited (“Luoyang”)	50.00	Consolidated	China	Power generation
Operadora San Felipe Limited Partnership (“Operadora San Felipe”)(e)	100.00	Consolidated	Dominican Republic	Power generation
Peruvian Opportunity Company SAC (“POC”)(g)	50.00	Equity Method	Peru	Power distribution
Promigas S.A. E.S.P. (“Promigas”)	52.13	Consolidated	Colombia	Natural gas transportation and services and Natural gas distribution
Puerto Quetzal Power LLC (“PQP”)	100.00	Consolidated	Guatemala	Power generation
ProEnergía Internacional S.A. (“Proenergía”)	52.13	Consolidated	Colombia	Retail Fuel
Transportadora de Gas del Sur S.A. (“TGS”)(b)	7.96	Cost Method	Argentina	Natural gas transportation and services
Tipitapa Power Company Ltd (“Tipitapa”)(c)	57.67	Consolidated	Nicaragua	Power generation
Trakya Elektrik Uretim ve Ticaret A.S. (“Trakya”)(b)	90.00	Consolidated	Turkey	Power generation
Transborder Gas Services Ltd. (“TBS”)(b)(d)	100.00	Consolidated	Brazil, Bolivia	Natural gas transportation and services
Transportadora Brasileira Gasoduto Bolivia-Brasil S.A. TBG (“TBG”)(b)	8.27	Cost Method	Brazil	Natural gas transportation and services

(a)	The Company holds a 50% interest in a related service company of Chilquinta, Tecnored S.A. (“Tecnored”).

(b)	The Company’s initial or additional interest was acquired during 2009.

(c)
During the first quarter of 2009, as part of the Nicaragua Energy Holdings (“NEH”) transaction, AEI’s ownership in Corinto increased from 50% to 57.67% and AEI’s ownership in Tipitapa decreased from 100% to 57.67% (see Note 3). AEI currently owns a 13.42% equity interest in Amayo through its 57.67% interest in Nicaragua Energy Holdings (“NEH”).

(d)	The four companies EPE, GOM, GOB and TBS comprise the integrated project “Cuiabá”.

(e)	The Company comprises an integrated part of the operation referred to collectively as “San Felipe”.

(f)
In March 2010, the Company increased its ownership in the former subsidiary Beijing MacroLink Gas Co. Ltd (“BMG”) to 100% and integrated both of its China Gas businesses, BMG and Tongda Energy Private Limited (“Tongda”), into a newly formed company, Huatong. The Company has agreed to transfer 5% of the ownership interest in the integrated business to its former partner in BMG and, following the closing of this transaction, the Company will own 95% of the integrated business (see Note 3).

(g)	POC holds the interest in the operations referred to as “Luz del Sur”.
2. ACCOUNTING AND REPORTING CHANGES
Recently Adopted Accounting Standards
In December 2009, the FASB issued an update on ASC 810, “Consolidation”. This update (ASC 810-10) amends certain requirements associated with the consolidation of variable interest entities (“VIE”) to improve financial reporting by enterprises involved with variable interest entities and to provide more relevant and reliable information to users of financial statements. This standard increases the use of qualitative considerations in identifying which entity in the VIE has a controlling financial interest that enables them to direct the activities that most significantly impact the entity’s economic performance. The provisions of this update were effective for interim and annual reporting periods beginning after November 15, 2009, and the Company adopted this update on January 1, 2010. Based on the evaluation performed by the Company in accordance with this update, the Company determined that there were no entities qualifying as VIEs.
In January 2010, the FASB issued ASU 2010-06 “Improving Disclosures About Fair Value Measurements” on ASC 820, “Fair Value Measurements and Disclosures”. This update adds new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The provisions of this update were effective for the interim or annual reporting period beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward activity in level 3 fair value measurements. Those disclosures are effective for interim and annual reporting periods beginning after December 15, 2010. The Company adopted the new disclosure requirements, however, there was no impact in the financial statements for the quarter ended March 31, 2010.
Recent Accounting Standards — to be Adopted
In October 2009, the FASB issued ASU 2009-13, “Revenue Recognition — Multiple-Deliverable Revenue Arrangements”, on ASC 605, “Revenue Recognition”. This update addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Subtopic 605-25, Revenue Recognition - Multiple-Element Arrangements, establishes the accounting and reporting guidance for arrangements under which the vendor will perform multiple revenue- generating activities. Specifically, this update addresses how to separate deliverables and how to measure and allocate arrangement consideration to one or more units of accounting. In addition, this update expands the disclosures related to a vendor’s multiple-deliverable revenue arrangements. This update will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The Company will adopt this update as of January 1, 2011 and has not determined the impact, if any, on its consolidated financial statements.

3. ACQUISITIONS
Acquisitions
2010 Acquisitions
Huatong — On March 17, 2010, the Company acquired the 30% ownership interest that it did not previously own in BMG for $35 million in cash and integrated both of its China Gas businesses, BMG and Tongda, into a newly formed company, Huatong. The Company agreed to transfer a 5% ownership interest in the integrated business to its former partner in BMG and following the closing of this transaction, the Company will own 95% of the integrated business. The Company accounted for the acquisition as an equity transaction and the interests were contributed to Huatong at their existing carrying value.
2009 Acquisitions
Nicaragua Energy Holdings — On January 1, 2009, AEI contributed its 50% interest in its subsidiary Corinto and its 100% interest in its subsidiary Tipitapa to Nicaragua Energy Holdings (“NEH”). Centrans Energy Services Inc. (“Centrans”) also contributed its 50% interest in Corinto and 49% of its 45% interest in Consorcio Eolico Amayo, S.A. (“Amayo”) to NEH. In November 2009, NEH acquired an additional 1.2% indirect interest in Amayo. Amayo is a 40 megawatt (“MW”) wind generation greenfield development project located in Rivas province, Nicaragua. As a result, AEI owns 57.67% and Centrans owns 42.33% of NEH. Centrans was given a call option that may be exercised at any time prior to December 8, 2013 to increase its interest in NEH up to 50.00%. The Company accounted for the exchange of ownership interests in Corinto and Tipitapa as an equity transaction and the interests were contributed to NEH at the carrying value. AEI consolidated NEH, which consolidates Corinto and Tipitapa and accounts for Amayo under the equity method, from January 1, 2009.
Pending Transactions
Luz del Sur — On September 8, 2009, the Company signed agreements with certain shareholders of Luz del Sur pursuant to which the Company agreed to acquire an additional 13.65% in Luz del Sur in exchange for 7,225,958 ordinary shares of AEI. The closing of this transaction is subject to certain conditions, including the listing of AEI shares on an approved exchange, including the NYSE. Under a shareholder agreement with our joint venture partner, the partner has the right to participate pro rata in this acquisition. Our partner has exercised this right. Therefore, the Company will only acquire an additional 6.83% of Luz del Sur if the transaction is completed.
Accroven — On September 11, 2009, the Company signed a non-binding Letter of Intent with Petróleos de Venezuela Gas, S.A. (PDVSA Gas), pursuant to which the Company agreed to transfer its interest in Accroven to PDVSA Gas. The term of this Letter of Intent has expired but negotiations continue and closing of this transaction is expected in 2010, subject to the negotiation of definitive documentation and the receipt of third party consents.
4. (GAIN) LOSS ON DISPOSITION OF ASSETS
(Gain) loss on disposition of assets consists of the following:

	For the Three Months Ended
	March 31,
	2010	2009
	Millions of dollars (U.S.)
Loss on sale of operating equipment	$7	$5
Other	(3)	—

Total loss on disposition of assets	$4	$5

In the first quarter of 2010, Huatong recognized a $3 million gain on the sale of a portion of its ownership interest in two subsidiaries, resulting in their deconsolidation.

5. CASH AND CASH EQUIVALENTS
Cash and cash equivalents include the following:

	March 31,	December 31,
	2010	2009
	Millions of dollars (U.S.)
Parent Company	$23	$7
Consolidated Holding and Service Companies	114	97
Consolidated Operating Companies	581	578

Total cash and cash equivalents	$718	$682

Cash remittances from the consolidated Holding Companies, Service Companies, and Operating Companies to the Parent Company are made through payment of dividends, capital reductions, advances against future dividends, or repayment of shareholder loans. The ability and timing for many of these companies to make cash remittances is subject to their operational and financial performance, compliance with their respective shareholder and financing agreements, and with governmental, regulatory, and statutory requirements.
Cash and cash equivalents held by the consolidated Holding Companies, Service Companies, and Operating Companies that are denominated in currencies other than the U.S. dollar are as follows (translated to U.S. dollars at period-end exchange rates):

	March 31,	December 31,
	2010	2009
	Millions of dollars (U.S.)
Colombian peso	$239	$160
Brazilian real	219	193
Chinese renminbi	34	37
Chilean peso	15	17
Argentine peso	9	13
Other	14	11

Total foreign currency cash and cash equivalents	$530	$431

Restricted cash consists of the following:

	March 31,	December 31,
	2010	2009
	Millions of dollars (U.S.)
Current restricted cash:
Restricted due to long-term PPAs	$47	$51
Collateral and debt reserves for financing agreements	17	20
Collateral for contracts	7	1
Other	5	5

Total current restricted cash	76	77

Noncurrent restricted cash (included in other assets, see Note 11):
Amounts in escrow accounts related to taxes	34	31
Collateral and debt reserves for financing agreements	3	3
Restricted due to long-term PPAs	12	18
Collateral for contracts	17	7
Other	5	5

Total noncurrent restricted cash	71	64

Total restricted cash	$147	$141

Current restricted cash “restricted due to long-term PPAs” relates primarily to amounts which EPE has received from Furnas as energy capacity payments. An arbitrators’ ruling in October 2008 permitted EPE to access a compensation account subject to the final ruling, at which time EPE may be required to refund any amounts received. EPE received the amounts in 2009 and has used approximately $18 million (based on the exchange rate as of March 31, 2010) to fund existing operations and repay certain debt obligations to related parties. Repayment of the funds received and used, if required, has been guaranteed by subsidiaries of AEI.

In October 2009, a subsequent arbitrators’ ruling revoked EPE’s future access to the compensation account but deferred a decision as to whether amounts previously received must be repaid until a final ruling in the case (see Note 20).
6. INVENTORIES
Inventories consist of the following:

	March 31,	December 31,
	2010	2009
	Millions of dollars (U.S.)
Materials and spare parts	$91	$87
Fuel	189	186

Total inventories	$280	$273

7. PREPAIDS AND OTHER CURRENT ASSETS
Prepaids and other current assets consist of the following:

	March 31,	December 31,
	2010	2009
	Millions of dollars (U.S.)
Prepayments	$34	$35
Regulatory assets	70	97
Deferred income taxes	49	47
Taxes other than income	38	36
Government subsidy — Delsur	20	15
Current marketable securities	23	23
Deferred connection charge	24	20
Current receivables from power generators — Elektro	34	34
Other	108	94

Total	$400	$401

8. PROPERTY, PLANT AND EQUIPMENT, NET
Property, plant, and equipment, net consist of the following:

	March 31,	December 31,
	2010	2009
	Millions of dollars (U.S.)
Machinery and equipment	$2,558	$2,562
Pipelines	829	785
Power generation equipment	900	899
Land and buildings	503	487
Vehicles	48	46
Furniture and fixtures	37	37
Other	77	86
Construction-in-process	388	304

Total	5,340	5,206
Less accumulated depreciation and amortization	(1,049)	(1,006)

Total property, plant and equipment, net	$4,291	$4,200

Depreciation and amortization expense is summarized as follows:

	For the Three Months
	Ended March 31,
	2010	2009
	Millions of dollars (U.S.)
Depreciation and amortization of property, plant and equipment, including those recorded under capital leases	$64	$53
Amortization of intangible assets, net	4	7

Total	$68	$60

The Company capitalized interest of $3 million and $2 million for the three months ended March 31, 2010 and 2009, respectively.
9. INVESTMENTS IN AND NOTES RECEIVABLE FROM UNCONSOLIDATED AFFILIATES
The Company’s investments in and notes receivable from unconsolidated affiliates consist of the following:

	March 31,	December 31,
	2010	2009
	Millions of dollars (U.S.)
Equity method:
Accroven (see Note 3)	$41	$41
Amayo (see Note 3)	9	9
Chilquinta	367	371
Emgasud	81	82
GTB	70	66
Huatong’s equity method investments	6	1
POC	391	376
Promigas’ equity method investments	35	34
Proenergía’s equity method investments	23	17
Tecnored	30	31
Other	17	17

Total investments — equity method	1,070	1,045
Total investments — cost method	80	80

Total investments in unconsolidated affiliates	1,150	1,125

Notes receivable from unconsolidated affiliates:
GTB	24	23
Emgasud	15	15
TBG	14	14

Total notes receivable from unconsolidated affiliates	53	52

Total investments in and notes receivable from unconsolidated affiliates	$1,203	$1,177

As of March 31, 2010, the Company’s share of the underlying net assets of its investments in POC, Chilquinta, Tecnored, Emgasud and Amayo was less than the carrying amount of the investments. The basis differential of $230 million represents primarily indefinite-lived intangible concession rights and goodwill.
Except for the $230 million of goodwill and intangibles noted above, the Company’s share of the underlying net assets of its remaining equity investments exceeded the carrying amount of those investments. The net credit excess of $30 million as of March 31, 2010 is being amortized into income on the straight-line basis over the estimated useful lives of the underlying assets.
The note receivable from Emgasud is convertible to equity under certain conditions, is due in August 2012 and requires semi-annual interest payments to the Company. Emgasud has not made an interest payment on this note due to liquidity issues. Should such liquidity issues continue, there could be a material adverse effect on the operations of Emgasud with a corresponding negative impact to the Company.

Equity income from unconsolidated affiliates is as follows:

	For the Three Months Ended
	March 31,
	2010	2009
	Millions of dollars (U.S.)
Accroven	$—	$7
Chilquinta	8	6
GTB	4	—
POC	10	8
Promigas’ equity method investments	5	3
Other	1	3

Total	$28	$27

As a result of the acquisition of additional interests in GTB in December 2009, the Company’s accounting for its investment in GTB changed from the cost method to the equity method. Accordingly, the Company adjusted the equity earnings and investment in GTB to reflect the investment as if it had been recorded as an equity method investment for the entire period.
Dividends received from unconsolidated affiliates amounted to $3 million and $6 million for the three months ended March 31, 2010 and 2009, respectively.
10. GOODWILL AND INTANGIBLES
The Company’s changes in the carrying amount of goodwill are as follows:

	2010	2009
	Millions of dollars (U.S.)
Balance at January 1	$663	$614
Translation adjustments and other	26	(50)

Balance at March 31	$689	$564

The Company’s carrying amounts of intangibles are as follows:

	March 31, 2010			December 31, 2009
		Accum.			Accum.
	Cost	Amort.	Net	Cost	Amort.	Net
	Millions of dollars (U.S.)			Millions of dollars (U.S.)
Amortizable intangibles:
Customer relationships	$183	$37	$146	$178	$33	$145
Concession and land use rights	231	16	215	233	15	218
PPAs and contracts	64	53	11	63	51	12
Software costs	70	39	31	58	32	26
Other	5	5	—	5	5	—

Total amortizable intangibles	$553	$150	403	$537	$136	401

Nonamortizable intangibles:
Concession and land use rights			60			61
Proenergía trademarks			29			27

Total intangibles			$492			$489

Goodwill — AEI evaluates goodwill and non-amortizable intangibles for impairment each year as of August 31 at the reporting unit level which, in most cases, is one level below the operating segment. The Company also tests for impairment if certain events occur that more likely than not reduce the fair value of the reporting unit below its carrying value. There was no goodwill or non-amortizable intangibles impairment recognized in 2009 as a result of the Company’s annual evaluation, however, in the fourth quarter of 2009, an impairment analysis was performed as a result of the DCL plant shutdown and the Company recorded a charge totaling $25 million, including a $5 million impairment of goodwill, related to its investment in DCL. The Company had no goodwill impairment losses prior to this charge.
Intangibles — The Company’s amortizable intangible assets include concession rights and land use rights held mainly by certain power distribution and natural gas distribution businesses, continuing customer relationships of Delsur and Proenergía, and the value of certain favorable long-term PPAs held by several power generation businesses. The amortization of the PPAs may result in income or expense due to the difference between contract rates and projected market rates that are subject to change over the contract’s life. As of March 31, 2010 and December 31, 2009, the Company also had intangible liabilities of $49 million and $52 million, respectively, which represent unfavorable PPAs held by four of the power generation businesses (see Note 15).

11. OTHER ASSETS
Other assets consist of the following:

	March 31,	December 31,
	2010	2009
	Millions of dollars (U.S.)
Long-term receivables from customers:
Corporation Dominicana de Empresas Electricias Estatales (“CDEEE”)	$207	$200
Promigas customers	152	141
Other	24	23

	383	364
Regulatory assets	40	34
Deferred income taxes	204	223
Investments in debt securities	280	239
Restricted cash (Note 5)	71	64
Deferred financing costs, net	20	22
Receivables from power generators — Elektro	27	35
Other miscellaneous investments	53	54
Other deferred charges	229	215
Other noncurrent assets	57	65

Total	$1,364	$1,315

Investments in debt securities — The following table reflects activity related to investments in debt securities:

	For the Three Months Ended
	March 31,
	2010	2009
	Millions of dollars (U.S.)
Available-for-sale debt securities:
Matured debt securities:
Fair value at beginning of period	$237	$168
Unrealized net gain affecting other comprehensive income	41	1

Fair value at end of period	278	169

Total available-for-sale securities, end of period	278	169

Held-to-maturity debt securities:
Participation in commercial bank loan portfolio	—	22
Promissory notes	2	2

Total held-to-maturity securities	2	24

Total	$280	$193

The Company’s available-for-sale securities as of March 31, 2010 consist primarily of matured debt securities of CIESA, which holds controlling interests in TGS. No sales of available-for-sale securities occurred during the first three months of 2010 and 2009. Sales of available-for-sale securities in the future could result in significant realized gains or losses (see Note 16).
12. ACCRUED AND OTHER LIABILITIES
Accrued and other liabilities consist of the following:

	March 31,	December 31,
	2010	2009
	Millions of dollars (U.S.)
Employee-related liabilities	$52	$70
Income taxes payable	57	25
Deferred income taxes	37	44
Other taxes	155	148
Interest	52	37
Customer deposits	73	68
Dividends payable to noncontrolling interests	73	16
Regulatory liabilities	44	65
Tax and legal contingencies	6	6
Cost Increase Protocol payable — Trakya	19	34
Compensation account under long-term PPA (see Note 5)	74	75
Deferred revenues	86	75
Other accrued expenses	61	54
Other	131	145

Total	$920	$862

13. LONG TERM DEBT
Long-term debt consists of the following:

	Variable or	Interest	Final	March 31,	December 31,
	Fixed Rate	Rate (%)	Maturity	2010	2009
	Millions of dollars (U.S.), except interest rates
Debt held by Parent Company:
Senior credit facility, U.S. dollar	Variable	3.3	2014	$882	$893
Revolving credit facility, U.S. dollar	Variable	3.2	2012	188	113
Synthetic revolving credit facility, U.S. dollar	Variable	3.2	2012	105	105
PIK notes, U.S. dollar	Fixed	10.0	2018	179	179
Debt held by consolidated subsidiaries:
Cálidda, U.S. dollar	Variable	3.3 – 4.2	2010 – 2015	30	27
DCL, Pakistan rupee	Variable	10.6 – 15.8	2010 – 2019	79	78
Delsur, U.S. dollar	Variable	6.5	2015	63	65
Elektra, U.S. dollar senior notes	Fixed	7.6	2021	99	99
Elektra, U.S. dollar debentures	Variable	2.6	2018	20	20
Elektra, U.S. dollar revolving credit facility	Variable	4.1	2010	7	—
Elektro, Brazilian real debentures	Variable	10.1 – 14.0	2011	377	379
Elektro, Brazilian real note	Fixed and Variable	4.3 – 15.5	2010 – 2021	233	237
EMDERSA, U.S. dollar debentures	Fixed	10.8	2010	46	46
EMDERSA, Argentine peso notes	Fixed	13.5 – 25.8	2010	15	16
ENS, Polish zloty loans	Variable	5.3	2010 – 2018	56	62
Luoyang, Chinese renminbi	Fixed and Variable	4.9 – 9.9	2010 – 2016	117	119
PQP, U.S. dollar notes	Variable	2.4 – 3.0	2012 – 2015	66	71
Proenergía, Colombian peso notes	Fixed and Variable	6.1 – 9.5	2010 – 2021	661	543
Proenergía, Chilean peso notes	Variable	0.7	2019	19	19
Proenergía, U.S. dollar notes	Variable	2.9 – 6.0	2010 – 2013	18	18
Promigas, Colombian peso debentures	Variable	7.1 – 13.7	2011 – 2024	420	397
Promigas, Colombian peso notes	Fixed and Variable	8.1 – 9.6	2010 – 2015	78	72
Promigas, U.S. dollar notes	Fixed and Variable	3.6 – 3.8	2010 – 2014	23	24
Trakya, U.S. dollar notes	Variable	4.4	2014	80	80
Others, U.S. dollar notes and Chinese renminbi	Fixed and Variable	3.5 – 8.5	2010 – 2016	57	56

				3,918	3,718
Less current maturities				(633)	(613)

Total				$3,285	$3,105

Interest rates reflected in the above table are as of March 31, 2010. The three-month U.S. dollar London Interbank Offered Rate (“LIBOR”) as of March 31, 2010 was 0.29%.

Long-term debt includes related party amounts of $409 million and $386 million as of March 31, 2010 and December 31, 2009, respectively, from shareholders associated with both the Company’s senior credit facility and PIK notes.
The long-term debt held by the Operating Companies is nonrecourse and is not a direct obligation of the Parent Company. However, certain Holding Companies provide payment guarantees and other credit support for the long-term debt of some of the Operating Companies (see Note 20). Many of the financings are secured by the assets and a pledge of ownership of shares of the respective Operating Companies. The terms of the long-term debt include certain financial and nonfinancial covenants that are limited to each of the individual Operating Companies. These covenants include, but are not limited to, achievement of certain financial ratios, limitations on the payment of dividends unless certain ratios are met, minimum working capital requirements, and maintenance of reserves for debt service and for major maintenance. All consolidated subsidiaries, except for DCL, were in compliance with their respective debt covenants as of March 31, 2010.
14. INCOME TAXES
AEI is a Cayman Islands company, which is not subject to income tax in the Cayman Islands. The Company operates through various subsidiaries in a number of countries throughout the world. Income taxes have been provided based upon the tax laws and rates of the countries in which operations are conducted and income is earned. Variations arise when income earned and taxed in a particular country or countries fluctuates from year to year.
The Company is subject to changes in tax laws, treaties, and regulations in and between the countries in which it operates. A change in these tax laws, treaties, or regulations could result in a higher or lower effective tax rate on the Company’s worldwide earnings.
The effective income tax rate for the three months ended March 31, 2010 and 2009 was 35.7% and 65.5%, respectively, and both were higher than the Cayman Islands statutory rate of 0% primarily due to the Company being taxed in multiple jurisdictions outside of the Cayman Islands and secondarily due to losses generated by the Company in its Cayman Island subsidiaries for which no tax benefit has been provided and which increased the effective tax rate for the quarter.
The Company recognizes interest accrued related to unrecognized tax benefits and penalties as income tax expense.
15. OTHER LIABILITIES
Other liabilities consist of the following:

	March 31,	December 31,
	2010	2009
	Millions of dollars (U.S.)
Deferred revenue	$523	$523
Special obligations	254	261
Uncertain tax positions	186	177
Notes payable to unconsolidated affiliates	—	8
Tax and legal contingencies (see Note 20)	41	39
Unfavorable PPAs (see Note 10)	49	52
Taxes payable — San Felipe (see Note 20)	75	72
Capital lease obligations	47	44
Customer deposits	19	19
Pension and other postretirement benefits (see Note 19)	14	14
Regulatory liabilities	94	84
Other	104	100

Total	$1,406	$1,393

The majority of the tax and legal contingencies included in other liabilities related to tax and legal claims by Elektro (see Note 20).

16. FAIR VALUE OF FINANCIAL INSTRUMENTS
There are three levels in the fair value hierarchy to prioritize inputs used to measure fair value giving the highest priority to quoted prices in active markets, and the lowest priority to unobservable inputs, defined as follows:
Level 1 — Inputs that employ the use of quoted market prices (unadjusted) of identical assets or liabilities in active markets. A quoted price in an active market is considered to be the most reliable measure of fair value.
Level 2 — Inputs to the valuation methodology other than quoted prices included in Level 1 that are observable for the asset or liability. These observable inputs include directly-observable inputs and those not directly-observable, but are derived principally from, or corroborated by, observable market data through correlation or other means.
Level 3 — Inputs that are used to measure fair value when other observable inputs are not available. They should be based on the best information available, which may include internally developed methodologies that rely on significant management judgment and/or estimates.
The following table represents AEI’s assets and liabilities that are measured at fair value on a recurring basis:

		Fair Value Measurement at Reporting Date Using
		Final Quoted	Significant
		Prices in Active	Other	Significant
		Markets for	Observable	Unobservable
	March 31,	Identical Assets	Inputs	Inputs
Assets	2010	(Level 1)	(Level 2)	(Level 3)
	Millions of dollars (U.S.)
Available-for-sale securities	$278	$—	$278	$—
Derivatives	3	—	3	—

Total assets	$281	$—	$281	$—

Derivatives	$44	$—	$44	$—

Total liabilities	$44	$—	$44	$—

Available-for-Sale Securities
The Company’s available-for-sale securities currently consist primarily of matured debt securities of an Argentine holding company, CIESA, which holds controlling interests in TGS, a publicly traded Argentine gas transportation company. The matured debt securities were convertible upon governmental approval into equity interests in the holding company pursuant to a debt restructuring agreement, entered into in 2005. In January 2009, the Company terminated the agreement by providing written notification of its desire to terminate to the signators of the agreement pursuant to the terms of the restructuring agreement. These securities were originally contributed to the Company or acquired from March 2006 through January 2007. The aggregate cost of the CIESA debt securities from various contribution and acquisition dates totals $245 million. The securities represent approximately 93% of the total debt of CIESA and 100% of its matured securities.
The approximate fair market value of the securities at March 31, 2010 and December 31, 2009 was $278 million and $237 million, respectively. The values consider the termination of the debt restructuring agreement and the underlying equity value of TGS, based on CIESA’s ownership of 55% of TGS. The valuation increased above the original cost in the first quarter of 2010 due to the increase in the stock price of TGS, which trades on both the Argentine and New York stock exchanges. The increase in the valuation from its cost as of March 31, 2010 has resulted in $33 million of unrealized gains, or 13% higher than original cost, in the Company’s accumulated other comprehensive income account.
At each period end, including as of March 31, 2010 and December 31, 2009, in order to evaluate any impairment in its debt securities, the Company applies a systematic methodology considering its ability and intent to hold the security, its expected recovery of the amortized cost and any qualitative factors that may indicate the likelihood that such impairment is other-than-temporary. The Company also evaluated the near-term prospects of the successful receipt of the required governmental and regulatory approvals, considered the historical and current operating results of TGS, and considered collection of the value of the securities in a bankruptcy or a negotiated resolution. The debt securities, which represent a claim against the assets of CIESA (consisting primarily of the 55% interest in TGS), could still ultimately be exchanged for CIESA or TGS equity. The Company believes that the ultimate outcome of the debt will be conversion into an asset with a value at least equal to the original cost of the securities, whether through bankruptcy or a negotiated resolution.

We currently hold an option to acquire, indirectly, an approximate 10% equity interest in CIESA. We acquired the option in September 2009 in conjunction with the acquisition of certain other assets in exchange for a combination of cash and ordinary shares of AEI. If we choose to exercise this option, closing of the transaction will be subject to regulatory approvals in Argentina.
Derivatives
Objectives for Using Derivatives — The Company is exposed to certain risk relating to its ongoing business operations, including interest rate risk, foreign currency risk and commodity price risk. These risks are managed through the use of derivative instruments including interest rate swaps, foreign currency contracts and commodity contracts.
Accounting for Derivatives Impact on Financial Statements — The Company reflects all derivatives as either assets or liabilities on the consolidated balance sheet at their fair value. The fair value of AEI’s derivative portfolio is determined using observable inputs including LIBOR rate curves, commodity price forward curves and forward foreign exchange curves. All changes in the fair value of the derivatives are recognized in income unless specific hedge criteria are met. Changes in the fair value of derivatives that are highly effective and qualify as cash flow hedges are reflected in accumulated other comprehensive income and recognized in income when the hedged transaction occurs or no longer is probable of occurring. Any ineffectiveness is recognized in income. Changes in the fair value of hedges of a net investment in a foreign operation are reflected as cumulative translation adjustments in accumulated other comprehensive income.
Interest Rate Swaps — As of March 31, 2010, the Company had $3.4 billion in variable rate debt and $479 million in fixed rate debt. The Parent and certain operating companies have entered into various interest rate swap agreements to limit their interest rate risk exposures to variable-rate debt. The Company has designated all interest rate swaps as cash flow hedges. Accordingly, unrealized gains and losses relating to the swaps are deferred in other comprehensive income until interest expense on the related debt is recognized in earnings. Maturities on these interest rate swaps range from 2010 to 2018. The total notional value of interest rate swaps that have been designated and qualify for the Company’s cash flow hedging program as of March 31, 2010 was approximately $982 million. As of March 31, 2010, deferred net loss on the interest rate swaps of $31 million recorded in accumulated other comprehensive income is expected to be reclassified into interest expense during the next twelve months.
Foreign currency contracts — The Company uses hedge transactions classified as net investment hedges to protect its net investment in various operating companies against adverse changes in the exchange rate between the U.S. dollar and the local currency. Since the derivative’s underlying exchange rate is expected to move in tandem with the exchange rate between the functional currency of the hedged investment and AEI’s reporting currency (U.S. dollar), no material ineffectiveness is anticipated. The total notional value of foreign currency contracts that have been designated and qualify for the Company’s net investment hedging program as of March 31, 2010 was approximately $45 million.
The Company also entered into certain derivative contracts with a notional amount of $95 million as of March 31, 2010 which were not designated as hedging instruments or were de-designated from the original hedging relationship. These contracts were designed to economically mitigate foreign exchange risk associated with the local currency-based dividends received from certain operating companies.
Commodity derivatives — While generally our contracts are structured to minimize our exposure to fluctuations in commodity fuel prices, some of our operating companies entered into various commodity derivative contracts for a period ranging from 16 months to 31 months to protect margins for a portion of future revenues and cost of sales. The Company has designated the commodity derivatives as cash flow hedges. The total notional amount of those commodity derivatives that have been designated and qualify for the Company’s cash flow hedging program as of March 31, 2010 was approximately 59,500 barrels of fuel oil and 24,064 MMBTU of natural gas. As of March 31, 2010, the deferred net gain on the commodity derivative contracts of less than $1 million recorded in accumulated other comprehensive income is expected to be reclassified into cost of sales during the next twelve months.

The balance sheet classification of the assets and liabilities related to derivative financial instruments is summarized below as of March 31, 2010 and December 31, 2009 (in millions of dollars (U.S.)):

	Derivative Assets		Derivative Liabilities
As of March 31, 2010	Balance Sheet Classification	Fair Value	Balance Sheet Classification	Fair Value
Derivatives designated as hedging instruments
Interest rate swaps	Prepaids and other current assets	$—	Accrued and other current liabilities	$6
Commodity contracts	Prepaids and other current assets	1	Accrued and other current liabilities	—
Interest rate swaps	Other assets	2	Other liabilities	36

Total Derivatives designated as hedging instruments		$3		$42

Derivatives not designated as hedging instruments
Foreign currency contracts	Prepaids and other current assets	$—	Accrued and other current liabilities	$2

Total Derivatives not designated as hedging instruments		$—		$2

Total		$3		$44

	Derivative Assets		Derivative Liabilities
As of December 31, 2009	Balance Sheet Classification	Fair Value	Balance Sheet Classification	Fair Value
Derivatives designated as hedging instruments
Interest rate swaps	Prepaids and other current assets	$—	Accrued and other current liabilities	$7
Foreign currency contracts	Prepaids and other current assets	—	Accrued and other current liabilities	1
Commodity contracts	Prepaids and other current assets	1	Accrued and other current liabilities	—
Interest rate swaps	Other assets	11	Other liabilities	34

Total Derivatives designated as hedging instruments		$12		$42

The following table summarizes the effect of all cash flow hedges on the consolidated statements of operations (in millions of dollars (U.S.)):

	Gain (Loss)	Gain (Loss) Reclassified	Gain (Loss) Recognized in
	Recognized	from AOCI into Interest	Other Income (Expense)
	in OCI	Expense (Effective Portion)	(Ineffective Portion)
Interest Rate Swaps:
For the Three Months Ended March 31,
2010	$(18)	$(9)	$—
2009	(3)	(5)	—
The following table summarizes the effect of all net investment hedges on the consolidated statements of operations (in millions of dollars (U.S.)):

	Gain (Loss)	Gain (Loss) Reclassified from AOCI	Gain (Loss) Recognized in
	Recognized	into Foreign Currency Transaction Gain	Other Income (Expense)
	in OCI	(Loss) (Effective Portion)	(Ineffective Portion)
Foreign Currency Contracts:
For the Three Months Ended March 31,
2010	$(1)	$—	$—
2009	1	—	—

The following table summarizes the effect of other derivative instruments the Company entered into that do not qualify for hedging treatment (in millions of dollars (U.S.)):

Gain (Loss) Recognized in Foreign
Currency Transaction Gain (Loss)
Foreign Currency Contracts:
For the Three Months Ended March 31,
2010	$—
2009	1
Financial Instruments
The fair value of current financial assets and current financial liabilities approximates their carrying value because of the short-term maturity of these financial instruments. The fair value of long-term debt and long-term receivables with variable interest rates also approximates their carrying value. For fixed-rate long-term debt and long-term receivables, fair value has been determined using discounted cash flow analyses using available market information. The fair value of derivatives is the estimated net amount that the Company would receive or pay to terminate the agreements as of the balance sheet date. The fair value of cost method investments has not been estimated as there have been no identified events or changes in circumstances that may have a significant adverse effect on the fair value.
The fair value estimates are made at a specific point in time, based on market conditions and information about the financial instruments. These estimates are subjective in nature and are not necessarily indicative of the amounts the Company could realize in a current market exchange. Changes in assumptions could significantly affect the estimates.
The following table summarizes the estimated fair values of the Company’s long-term investments, debt, and derivative financial instruments:

	March 31,		December 31,
	2010		2009
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
	Millions of dollars (U.S.)
Assets:
Notes receivable from unconsolidated subsidiaries	$53	$47	$52	$47
Investment in debt securities, including available-for-sale securities	280	280	239	239
Derivatives	3	3	12	12
Liabilities:
Derivatives	44	44	42	42
Long-term debt, including current maturities	3,918	3,901	3,718	3,659
17. PER SHARE DATA
Basic and diluted earnings per share attributable to AEI were as follows:

	For the Three Months Ended
	March 31,
	2010	2009
Basic earnings per share attributable to AEI:
Net income attributable to AEI (millions of U.S. dollars)	$85	$43
Average number of common shares outstanding (millions)	243	226
Basic earnings per share attributable to AEI	$0.35	$0.19
Effect of dilutive securities:
Stock options (millions of options)	—	—
Restricted stock (millions of shares)	—	—
Performance units (millions of shares)	—	—
Convertible PIK notes (millions of shares)	—	15
Dilutive earnings per share attributable to AEI	$0.35	$0.19

The Company issues restricted stock grants to directors and employees which are included in the calculation of basic earnings per share. For the three months ended March 31, 2010 and 2009, 5,906,256 and 5,077,792 stock options, restricted shares and performance units issued to employees, respectively, were excluded from the calculation of diluted earnings per share because either the exercise price of those options exceeded the average fair value of the Company’s stock during the related period or the future compensation expense of those restricted shares and performance units exceeded the implied cost of the Company issuing those shares.
18. COMPREHENSIVE INCOME AND CHANGES IN EQUITY
The components of total comprehensive income between AEI and noncontrolling interests were as follows:

	For the Three Months Ended March 31,
	2010			2009
	Millions of dollars (U.S.)
		Noncontrolling			Noncontrolling
	AEI	Interests	Total	AEI	Interests	Total
Net income	$85	$41	$126	$43	$(3)	$40
Other comprehensive income (loss):
Foreign currency translation gain (loss) (net of income tax of $0)	(15)	15	—	(21)	2	(19)
Amortization of actuarial and investment gains (net of income tax of $0)	—	—	—	1	—	1
Net unrealized gain (loss) on qualifying derivatives (net of income tax of $0)	(9)	—	(9)	3	—	3
Net change in fair value of available-for-sale securities (net of income tax of $0)	41	—	41	1	—	1

Total other comprehensive income (loss)	17	15	32	(16)	2	(14)

Total comprehensive income	$102	$56	$158	$27	$(1)	$26

The following tables provide a reconciliation of the beginning and ending balances of total equity, equity attributable to AEI and equity attributable to noncontrolling interests as of March 31, 2010 and 2009:

	AEI
				Accumulated
		Additional		Other		Total
	Common	Paid-In	Retained	Comprehensive	Noncontrolling	Shareholders’
	Stock	Capital	Earnings	Income (Loss)	Interests	Equity
	(Millions of dollars (U.S.))

Balance, January 1, 2010	$—	$1,966	$577	$289	$613	$3,445
Net income	—	—	85	—	41	126
Compensation under stock incentive plan	—	2	—	—	—	2
Foreign currency translation	—	—	—	(15)	15	—
Net unrealized loss on qualifying derivatives (net of income tax of $0)	—	—	—	(9)	—	(9)
Change in fair value of available-for-sale- securities (net of income tax of $0)	—	—	—	41	—	41
Dividends	—	—	—	—	(134)	(134)
Changes in ownership	—	(24)	—	—	(16)	(40)
Other	—	—	—	—	1	1

Balance, March 31, 2010	$—	$1,944	$662	$306	$520	$3,432

	AEI
				Accumulated
		Additional		Other		Total
	Common	Paid-In	Retained	Comprehensive	Noncontrolling	Shareholders’
	Stock	Capital	Earnings	Income (Loss)	Interests	Equity
	(Millions of dollars (U.S.))

Balance, January 1, 2009	$—	$1,754	$280	$(204)	$435	$2,265
Net income (loss)	—	—	43	—	(3)	40
Issuance of new shares	—	96	—	—	—	96
Compensation under stock incentive plan	—	1	—	—	—	1
Foreign currency translation	—	—	—	(21)	2	(19)
Minimum pension liability adjustments (net of income tax of $0)	—	—	—	1	—	1
Net unrealized loss on qualifying derivatives (net of income tax of $0)	—	—	—	3	—	3
Change in fair value of available-for-sale- securities (net of income tax of $0)	—	—	—	1	—	1
Dividends	—	—	—	—	(64)	(64)
Changes in ownership	—	(4)	—	—	13	9
PIK note exchange	—	21	—	—	—	21
Other	—	—	—	—	4	4

Balance, March 31, 2009	$—	$1,868	$323	$(220)	$387	$2,358

The following table presents the effects of changes in ownership interest in subsidiaries on AEI’s equity:

	For The Three Months
	Ended March 31,
	2010	2009
	Millions of dollars (U.S.)
Net income attributable to AEI	$85	$43
Transfers to the noncontrolling interest
Decrease in AEI’s paid-in capital for:
Purchase 30% of BMG	(24)	—
Amayo transaction	—	(4)

Net transfers to the noncontrolling interests	(24)	(4)

Change from net income attributable to AEI and transfers to the noncontrolling interest	$61	$39

Accumulated other comprehensive loss attributable to AEI consists of the following:

	March 31,	December 31,
	2010	2009
	Millions of dollars (U.S.)
Cumulative foreign currency translation	$250	$265
Unrealized derivative losses	(45)	(36)
Unamortized actuarial and investment gains	50	50
Unrealized gain on available-for-sale securities	51	10

Total	$306	$289

19. PENSION AND OTHER POSTRETIREMENT BENEFITS
The components of net periodic pension benefit are as follows:

	For the Three Months
	Ended March 31,
	2010	2009
	Millions of dollars (U.S.)
Service cost	$1	$1
Interest cost	9	7
Amortization of actuarial gain	(1)	(1)
Expected return on plan assets for the period	(14)	(10)

Total net periodic pension benefit	$(5)	$(3)

Total employer contributions paid for each of the three months ended March 31, 2010 and 2009 was less than $1 million. The expected remaining scheduled annual employer contributions for 2010 are approximately $1 million.
20. COMMITMENTS AND CONTINGENCIES
Letters of Credit — In the normal course of business, AEI and its subsidiaries enter into various agreements requiring them to provide financial or performance assurance to third parties. Such agreements include guarantees, letters of credit, and surety bonds. These agreements are entered into primarily to support or enhance the creditworthiness of a subsidiary on a stand-alone basis, thereby facilitating the availability of sufficient credit to accomplish the subsidiaries’ intended business purpose. As of March 31, 2010, AEI and certain of its subsidiaries had entered into letters of credit, bank guarantees, and performance bonds with balances of $280 million issued of which $2 million of the total facility balances were fully cash collateralized. Additionally, as of March 31, 2010, lines of credit of $495 million were outstanding, with an additional $455 million available.

Under the Equity Guarantee Agreement, AEI on behalf of Accroven is obligated to provide, or cause to be provided, all performance bonds in the form of letters of credit, required under the service agreement between Accroven and its customer, Petróleos de Venezuela Gas, S.A. (“PDVSA”). In February 2006, AEI’s board of directors approved the execution of a reimbursement agreement with a bank to issue four letters of credit totaling approximately $21 million, which is also included in amounts above. Accroven is required to reimburse AEI for any payment made in connection with the letters of credit, subject to the consent of Accroven’s lender and approval by the Accroven shareholders. The letters of credit were cancelled by written notice delivered by the issuing bank to PDVSA Gas at the beginning of August with an expiration date as of August 31, 2009. However, a waiver of the requirement to have the letters of credit in place was granted by PDVSA Gas to Accroven. This waiver expired on January 31, 2010 and as a consequence, Accroven is in default under the service agreement and AEI is in default under the Equity Guarantee Agreement. In September 2009, AEI signed a non-binding Letter of Intent (“LOI”) with PDVSA Gas pursuant to which AEI agreed to transfer its interest in Accroven to PDVSA Gas. After several extensions, the LOI expired on November 30, 2009, but negotiations to consummate the transaction are continuing.
Political Matters:
Turkey — Since November 2002, Trakya and other Turkish BOT projects have been under pressure from the Turkish Ministry of Energy and Natural Resources to renegotiate their current contracts. The primary aim of the Ministry is to reduce what it views as excess returns paid to the projects by the State Wholesale Electricity and Trading Company under the existing PPAs. AEI and the other shareholders of Trakya developed a proposal and presented it to the Ministry in April 2006. The Ministry has not formally responded to the proposal. The Company does not believe that the currently expected outcome under the proposed restructuring will have a material adverse effect on its financial condition, results of operations or liquidity.
Poland — The Polish government has been working on restructuring the Polish electric energy market since the beginning of 2000 in an effort to introduce a competitive market in compliance with European Union legislation. In 2007, legislation was passed in Poland that allowed for power generators producing under long-term contracts to voluntarily terminate their contracts and receive compensation for certain stranded costs. The compensation system consists of stranded costs compensation (which applies to certain capital expenditures incurred before December 31, 2004 which could not be recovered from future sales in the free market) and additional gas fuel cost compensation. Both forms of compensation are paid in quarterly installments of varying amounts. The compensation payments to ENS commenced in August 2008. ENS received $18 million of stranded-cost compensation in 2008, $50 million in stranded-cost compensation and fuel gas compensation in 2009 and $10 million in the first quarter of 2010. The maximum remaining compensation for stranded-cost and gas fuel cost payable to ENS is 893 million Polish zloty (approximately U.S. $311 million based on the exchange rate as of March 31, 2010).
Venezuela — Accroven — Venezuela has nationalized a significant part of its hydrocarbon and electricity industries and changed its operation agreements to joint ventures with the state-owned oil company PDVSA (the only client of Accroven). In September 2009, the Company signed a non-binding LOI with PDVSA Gas, pursuant to which the Company agreed to transfer its interest in Accroven to PDVSA Gas. The LOI has expired, but negotiations to consummate the transaction are continuing.
Litigation/Arbitration:
AEI holds $201 million principal amount of notes of CIESA, which are in default. AEI was previously party to a restructuring agreement with CIESA pursuant to which this debt was to be exchanged for equity of CIESA upon receipt of all required government approvals. After having granted two extensions, those approvals were not obtained and accordingly, in January 2009, AEI terminated the restructuring agreement. Following the termination, CIESA filed a complaint against AEI in New York state court seeking a judgment declaring that any claim by AEI against CIESA with respect to this debt is time-barred because the statute of limitations pertaining to any such claim had expired. CIESA subsequently amended its complaint to also include an allegation that AEI’s termination of its restructuring agreement was in breach of that agreement. AEI does not believe that there is any merit to the suit and is vigorously defending the claim. Separately, in February 2009, AEI filed a petition in Argentina for the involuntary bankruptcy liquidation of CIESA which was ultimately rejected by the Argentine bankruptcy court due to the ongoing litigation in New York. This decision did not rule on the enforceability of the debt. AEI continues to believe that it has a strong case and is considering several alternatives in order to pursue its rights.

AEI’s subsidiaries are involved in a number of legal proceedings, mostly civil, regulatory, contractual, tax, labor, and personal injury claims and suits, in the normal course of business. As of March 31, 2010, we have accrued liabilities totaling approximately $121 million for claims and suits, as recorded in accrued liabilities and other liabilities. This amount has been determined based on management’s assessment of the ultimate outcomes of the particular cases, and based on its general experience with these particular types of cases. Although the ultimate outcome of such matters cannot be predicted with certainty, AEI accrues for contingencies associated with litigation when a loss is probable and the amount of the loss is reasonably estimable. AEI does not believe, taking into account reserves for estimated liabilities, that the currently expected outcome of these proceedings will have a material adverse effect on AEI’s financial position, results of operations or liquidity. It is possible, however, that some matters could be decided in a manner that AEI could be required to pay damages or to make expenditures in amounts materially in excess of that recorded, but cannot be estimated at March 31, 2010.
Elektro — Elektro is a party to approximately 6,000 lawsuits. The nature of these suits can generally be described in three categories, namely civil, tax and labor. Civil cases include suits involving the suspension of power to non-paying customers, real estate issues, suits involving workers or the public that allegedly suffer property damage or injury in connection with Elektro’s facilities and power lines, and suits contesting the privatization of Elektro, which occurred in 1998. Tax cases include suits with the tax authorities over appropriate methodologies for calculating value-added tax, social security contributions, social integration tax, income tax and provisional financial transaction tax. Labor suits include various issues, such as labor accidents, overtime calculations, vacation issues, hazardous work and severance payments. As of March 31, 2010, Elektro has accrued $19 million related to these cases, excluding those described below.
In July 1998, two separate class actions were filed against Elektro and others. Each of these actions seeks the annulment of the privatization of Elektro and alleges, among other things, that the price paid for Elektro was unacceptably low. These cases are currently pending. Elektro believes that it has solid legal grounds on which to have each of the cases dismissed.
In August 2001, Elektro filed two lawsuits against the State Highway Department — DER (the State of Sāo Paulo’s regulatory authority responsible for control, construction and maintenance of the majority of the roads in the state) and other private highway concessionaires aiming to be released from paying certain fees in connection with the construction and maintenance of Elektro’s power lines and infrastructure in the properties belonging to or under the control of the DER and such concessionaires. The lower court and the State Court ruled in favor of the DER. Elektro appealed to the Superior Court and filed an injunction in August 2008 to suspend the decision of the State Court. In November 2008, the injunction was denied by one of the Superior Court Ministers. The Superior Court has not yet ruled on the appeal.
In December 2007, Elektro received two tax assessments issued by the Brazilian Internal Revenue Service (IRS). The first assessment alleged that Elektro is required to pay additional corporate income tax (IRPJ) and income contribution (CSLL) with respect to tax years 2002 to 2006. The second assessment alleged that Elektro is required to pay additional social contribution on earnings (PIS and COFINS), with respect to tax periods June and July 2005. The total sought by the IRS pursuant to these two assessments is approximately $276 million (based on the exchange rate as of March 31, 2010). Elektro challenged both of these assessments and in June 2008, Elektro was notified that an administrative ruling was rendered on these matters that would fully cancel both tax assessments. The ruling is subject to an automatic review by the Administrative Court of Appeal, but Elektro believes that it is likely that the ruling will be confirmed. In April 2010, the IRS issued another assessment to Elektro for the 2007 tax year which alleged that Elektro is required to pay additional IRPJ and CSLL for the 2007 tax year on the same basis as the previous assessments. The amount sought by the IRS with respect to the 2007 tax year is approximately $54 million (based on the exchange rate as of March 31, 2010). Elektro believes that it has good legal grounds on which to dispute this new assessment.

In December 2006, the Brazilian National Social Security Institute notified Elektro about several labor and pension issues raised during a two-year inspection, which took place between 2004 and 2006. A penalty was issued to Elektro in the amount of approximately $34 million (based on the exchange rate as of March 31, 2010) for the assessment period from 1998 to 2006. Based upon a Brazilian Federal Supreme Court precedent issued during the second quarter of 2008 regarding the statute of limitations for this type of claim, Elektro believes that a portion of the amount claimed is now time-barred by the statute of limitations. Elektro is in the process of presenting its administrative defense and we therefore cannot determine the amount of any potential loss at this time.
Elektro has three separate ongoing lawsuits against the Brazilian Federal Tax Authority in each of the Brazilian federal, superior and supreme courts relating to the calculation of the social contribution on revenue and the contribution to the social integration program. These cases are currently pending. Elektro has made a judicial deposit of $24 million (based on the exchange rate as of March 31, 2010) related to this issue. In May 2009, a newly enacted Brazilian law revoked a previous law which resulted in a change to the method by which such contributions should be calculated. Due to the revocation and pursuant to a technical notice issued by IBRACON (the local accounting standards board), in the second quarter of 2009, Elektro reversed a provision associated with the social contributions accruals made prior to 2004. However, the $24 million judicial deposit made by Elektro will not be released until the final decision by the Supreme Court on the appeal is made.
In March 2007, the Federal Labor District Attorney in Brazil filed a public lawsuit against Elektro seeking to prohibit the company from using contractors for certain of its core business activities. The District Attorney claimed that workers who render services for Elektro should be directly hired by the company rather than by a third party. In June 2009, the court ruled in favor of the Federal Labor District Attorney. Elektro believes that it has reasonable arguments on which to challenge this decision and has filed an appeal with the Regional Labor Court. This appeal is currently pending.
In December 2008, Elektro received a tax assessment from the São Paulo State Treasury claiming Elektro owed ICMS (Value Added Tax) of approximately $27 million (based on the exchange rate as of March 31, 2010). Elektro contested the assessment and the administrative tribunal hearing the matter ruled against Elektro. Elektro has appealed the tribunal’s ruling to the Tax Payer Council. Elektro believes that it has good legal grounds on which to dispute this claim.
EPE — On October 1, 2007, EPE received a notice from Furnas purporting to terminate the PPA as a result of the lack of gas supply from Bolivia. EPE initiated an arbitration proceeding in Brazil on the basis that there was no contractual basis for Furnas to terminate the PPA. In 2008, EPE amended its initial pleadings and requested the termination of the PPA based on Furnas’ failure to make capacity payments. The arbitration tribunal accepted the amendment of EPE’s pleadings in the first quarter of 2009. In October 2009, the tribunal determined that the PPA was terminated due to the occurrence of a force majeure event. In January 2010, each of EPE and Furnas submitted to the tribunal their assessment of the damages and losses suffered by them as a result of the force majeure event. On April 23, 2010, the tribunal determined that EPE is entitled to damages for the losses suffered during the force majeure event and that Furnas is not entitled to damages from EPE. The tribunal also determined that EPE is entitled to retain possession of the plant. The tribunal is currently assessing the amount of damages that will be awarded to EPE. In the event that EPE is not adequately compensated for its damages and losses, the operations of Cuiabá will be materially adversely affected, with a corresponding negative impact on the Company’s financial performance and cash flows.
San Felipe Limited Partnership — Under San Felipe’s PPA, CDEEE and the Dominican Republic Government have an obligation to perform all necessary steps in order to obtain a tax exemption for San Felipe. As of March 31, 2010, neither CDEEE nor the executive branch has obtained this legislative exemption. In February 2002, the local tax authorities notified San Felipe of a request for tax payment for a total of DOP 716 million (approximately $20 million based on the exchange rate as of March 31, 2010) of unpaid taxes from January 1998 through June 2001. San Felipe filed an appeal against the request which was rejected by the local tax authorities. In July 2002, San Felipe filed a second appeal before the corresponding administrative body which was rejected in June 2008. In July 2008, San Felipe appealed this ruling before the Tax and Administrative Court. San Felipe has accrued approximately $75 million as of March 31, 2010 with respect to the period from January 1998 through March 31, 2010 which management believes is adequate. In addition, San Felipe has a contractual right under its PPA to claim indemnification from CDEEE for taxes paid by San Felipe.

DCL — DCL entered commercial operations on April 17, 2008. In September 2008, DCL shut down the plant on the recommendation of Siemens AG, or Siemens, the manufacturer of DCL’s gas turbine, due to vibrations. As a result of the shutdown, DCL stopped generating revenues and cash inflows to pay vendors, which delayed the repairs. In January 2009, DCL received notice of default from one of its senior lenders. Shortly thereafter, two of DCL’s senior lenders filed claims against DCL and Sacoden, which holds AEI’s interest in DCL, in the courts of Sindh Province, Pakistan seeking repayment by DCL of loans totaling PKR 3,704 million (equivalent to approximately $44 million at the exchange rate as of March 31, 2010). The lenders petitioned the courts to force a sale of all of DCL’s assets and all of Sacoden’s shares in DCL and to replace DCL’s directors and officers with a court appointed administrator. DCL and Sacoden filed responses to these claims. In June 2009, DCL entered into loan agreements with its senior lenders and Sacoden pursuant to which the senior lenders and Sacoden made loans to DCL to fund its rehabilitation efforts. In connection with these loan agreements, DCL and Sacoden entered into a Standstill Agreement with the senior lenders pursuant to which the parties agreed to refrain from taking legal actions against each other while DCL rehabilitates the plant and negotiates a new PPA. The Standstill Agreement has now expired.
After completing a Reliability Run Test, DCL returned to commercial operation in the middle of October 2009. In early November 2009, due to a sudden and drastic frequency drop in the grid which overloaded the DCL generator, DCL’s turbine tripped on surge protection and the plant was shut down for repairs. The repairs were completed and DCL was fully operational since February 2010 until May 1, 2010, when it again experienced a shutdown. The extent of the current damage and the repairs necessary to remedy the damage is currently being assessed.
DCL was party to a PPA with Karachi Electric Supply Corporation, or KESC, for the sale of all of the plant’s output of power, which was terminated by KESC in April 2009. Subsequently, the parties entered into discussion and arrived at an interim PPA arrangement. DCL is also in discussions with KESC with respect to a new power PPA and will sell power to KESC on the said interim arrangement while the new PPA is negotiated.
If DCL is unable to enter into an acceptable PPA or the lenders exercise their right to take ownership of the plant, the operations of DCL may be materially adversely affected, in either event with a corresponding negative impact on the Company’s financial performance and cash flows.
21. SEGMENT AND GEOGRAPHIC INFORMATION
The Company manages, operates and owns interests in energy infrastructure businesses through a diversified portfolio of companies worldwide. It conducts operations through global businesses, which are aggregated into reportable segments based primarily on the nature of its service and customers, the operation and production processes, cost structure, channels of distribution and regulatory environment. The operating segments reported below are the segments of the Company for which separate financial data is available and for which operating results are evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company uses both revenue and operating income as key measures to evaluate the performance of its segments. Segment revenue includes inter-segment sales. Operating income is defined as total revenue less cost of sales (including depreciation and amortization) and operating expenses (including taxes other than income and losses on disposition of assets). Operating income also includes equity income from unconsolidated affiliates due to the nature of operations in these affiliates.
The tables below present summarized financial data about AEI’s reportable segments:

As of and for the Three Months Ended	Power	Power	Nat. Gas.	Nat. Gas.	Retail	Headquarters
March 31, 2010	Dist.	Gen.	Trans.	Dist.	Fuel	and Other	Eliminations	Total
	Millions of dollars (U.S.)
Revenues	$673	$268	$42	$171	$1,276	$8	$(16)	$2,422
Equity income from unconsolidated affiliates	19	—	4	6	1	(1)	(1)	28
Operating income (loss)	147	23	23	31	44	(17)	(1)	250
Depreciation and amortization	34	8	6	6	12	2	—	68
Capital expenditures	62	65	3	13	9	2	—	154
Long-lived assets	3,303	1,343	750	1,052	1,031	3,215	(2,861)	7,833
Total assets	4,428	2,308	1,112	1,465	1,690	3,062	(3,565)	10,500

As of December 31, 2009 and for the Three	Power	Power	Nat. Gas.	Nat. Gas.	Retail	Headquarters
Months Ended March 31, 2009	Dist.	Gen.	Trans.	Dist.	Fuel	and Other	Eliminations	Total
	Millions of dollars (U.S.)
Revenues	$462	$270	$48	$148	$943	$7	$(31)	$1,847
Equity income from unconsolidated affiliates	15	2	7	3	—	—	—	27
Operating income (loss)	104	36	32	38	34	(18)	(3)	223
Depreciation and amortization	29	11	5	6	8	1	—	60
Capital expenditures	35	4	2	16	15	2	—	74
Long lived assets as of December 31, 2009	3,307	1,272	725	1,008	992	3,082	(2,776)	7,610
Total assets as of December 31, 2009	4,447	2,269	1,018	1,410	1,535	2,948	(3,402)	10,225
The table below presents revenues and operating income of the Company’s consolidated subsidiaries by significant geographical location for the three months ended March 31, 2010 and 2009. Revenues are recorded in the country in which they are earned and assets are recorded in the country in which they are located. Intercompany revenues between countries have been eliminated in Other and eliminations.

	Revenues		Operating Income
	For the Three Months Ended March 31,
	2010	2009	2010	2009
	Millions of dollars (U.S.)
Andean
Colombia	$1,044	$786	$89	$84
Chile	284	209	22	17
Other countries	64	55	—	8

Subtotal	1,392	1,050	111	109

Southern Cone
Brazil	431	311	92	65
Argentina	79	31	16	5
Other countries	—	5	3	2

Subtotal	510	347	111	72

Central America/Caribbean
Panama	184	133	13	8
El Salvador	50	50	3	2
Guatemala	49	37	9	10
Other countries	78	65	—	17

Subtotal	361	285	25	37

Europe/Middle East/North Africa
Turkey	88	126	12	18
Other countries	31	25	5	5

Subtotal	119	151	17	23

China	51	37	5	—

Other and eliminations	(11)	(23)	(19)	(18)

Total	$2,422	$1,847	$250	$223

22. SUBSEQUENT EVENTS
NBT Baicheng — In April 2010, the Company acquired a 67% ownership interest in NBT Baicheng New Energy Development Co., Ltd. (“NBT Baicheng”), a company that owns a 50 MW wind farm under construction in the Jilin Province of China, for a purchase price of approximately $20 million in cash. AEI controls the board, appoints key management personnel and will consolidate NBT Baicheng beginning in the second quarter.
Amayo and Amayo II — In May 2010, the Company acquired for $19 million in cash an additional 47.5% ownership interest in Amayo, and paid $14 million in cash for a 95% ownership interest in Amayo II, a 23 MW wind power generating project in Nicaragua, which is currently operational.
Proenergia — In May 2010, the Company sold a 47.2% interest in Proenergia to a third party. The agreement also contemplates an option for AEI to cause the sale of, and an option for a third party to acquire, subject to certain terms and conditions, an additional approximate 5% interest in Proenergía. Accordingly, beginning in the second quarter of 2010, Proenergía will be accounted for as discontinued operations. Proenergía is a Colombian retail fuel company that was a subsidiary of Promigas until July 2009, at which time it was spun off as a separate subsidiary of AEI.

The operating results of Proenergía are summarized below:

	For the Three Months Ended
	March 31,
	2010	2009
	Millions of dollars (U.S.)
Revenues	$1,276	$943

Income (loss) before taxes	35	(17)
Provision for income taxes	8	5

Net income (loss) from discontinued operations	27	(22)
Net income (loss) from discontinued operations — noncontrolling interests	20	(16)

Net income (loss) from discontinued operations attributable to AEI	$7	$(6)

Details of balance sheet items for Proenergía are shown below:

	March 31,	December 31,
	2010	2009
	Millions of dollars (U.S.)
Total current assets	$625	$511
Property, plant and equipment, net	458	443
Goodwill and intangibles, net	511	493
Other assets	81	74

Total assets	1,675	1,521

Total current liabilities	$453	$422
Long-term debt	585	441
Other liabilities	94	92

Total liabilities	1,132	955

Equity attributable to noncontrolling interests	297	329

******

AEI
MD&A as of March 31, 2010 and December 31,
2009 and for the Three Months Ended March 31,
2010 and 2009

AEI AND SUBSIDIARIES

Page
Management’s Discussion and Analysis of Financial Condition and Results of Operations	2

1

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview
We own and operate essential energy infrastructure assets in emerging markets. We group our businesses into five reporting segments: Power Distribution, Power Generation, Natural Gas Transportation and Services, Natural Gas Distribution and Retail Fuel. For the three months ended March 31, 2010 and 2009, we generated consolidated revenues of $2.4 billion and $1.8 billion, respectively, consolidated operating income of $250 million and $223 million, respectively, consolidated net income of $126 million and $40 million, respectively, and consolidated net income attributable to AEI of $85 million and $43 million, respectively.
Recent Developments
•
In February 2010, our Chilean operations, both power distribution through our equity interest in Chilquinta and retail fuel through Proenergia, were disrupted by an earthquake. Crews from our other Latin American distribution operations were able to respond and help bring power back to our customers within 8 days with no major impact to our financial results.

•	On March 30, 2010, Jaguar Energy closed financing and issued notice to proceed for construction. We anticipate that commercial operations will begin in 2013.

•	The Company anticipates issuing notice to proceed for Fenix in 2010 and expects to complete construction in the second half of 2012.

•
In April 2010, the Company acquired a 67% ownership interest in NBT Baicheng, a company that owns a 50 MW wind farm under construction in the Jilin Province of China, for a purchase price of approximately $20 million in cash.

•
On May 8, 2010, the Company acquired for $19 million in cash an additional 47.5% ownership interest in Amayo, and paid $14 million in cash for a 95% ownership interest in Amayo II, a 23 MW wind power generating project in Nicaragua, which is currently operational.

•
In May 2010, the Company sold a 47.2% interest in Proenergia to a third party. The agreement also contemplates an option for AEI to cause the sale of, and an option for a third party to acquire, subject to certain terms and conditions, an additional approximate 5% interest in Proenergía. Accordingly, beginning in the second quarter of 2010, Proenergía will be accounted for as discontinued operations. Proenergía is a Colombian retail fuel company that was a subsidiary of Promigas until July 2009, at which time it was spun off as a separate subsidiary of AEI.

Results of Operations — Overview
Management reviews the results of operations using a variety of measurements including an analysis of the statement of operations, and more specifically, revenues, costs of sales and operating expenses and operating income line items. These measures are important factors in our performance analysis. In order to better understand the discussion of operating results, detail regarding certain line items has been provided below.
Revenues
•
Power Distribution revenues are derived primarily from contracts with retail customers in the residential, industrial and commercial sectors. These revenues are based on tariffs, reviewed by the applicable regulator on a periodic basis, and recognized upon delivery. In addition to a reasonable rate of return on regulatory assets and other amounts, tariffs include a pass-through of nearly all wholesale energy costs included in our Power Distribution costs of sales. Therefore, Power Distribution revenues are significantly impacted by wholesale energy costs. Upon each periodic regulatory review, tariffs are reset to the appropriate level, which might be higher or lower than the current level, to align the business’ revenue to the authorized pass-through of costs and the applicable return on the business asset base. Therefore, revenues for a specific business may vary substantially from one period to the next if there has been a tariff reset in between.

•
Power Generation revenues are generated from the sale of wholesale power under long-term contracts to large off-takers, which in many circumstances are state-controlled entities. JPPC’s, San Felipe’s and Trakya’s contracts contain decreasing rate schedules, which results in revenues being deferred due to differences between the amounts billed to customers and the average revenue stream over the life of the contract.

2

•
Natural Gas Transportation and Services revenues are primarily service fees received based on regulated rates set by a government controlled entity, and the capacity volume allocated for natural gas transportation in pipelines. Additional revenues are recognized for other natural gas related services, such as compression or liquefaction. As with the Power Distribution segment, businesses in this segment are subject to periodic regulatory review of their tariffs.

•
Natural Gas Distribution revenues are primarily generated from service and connection fees received based on regulated rates set by a government controlled entity, and the volume of natural gas sold to retail customers in the residential, industrial and commercial sectors. Similar to the Power Distribution segment, businesses in this segment are subject to periodic regulatory review of their tariffs.

•
Retail Fuel revenues represent primarily the distribution and retail sale of gasoline and compressed natural gas (“CNG”). Gasoline prices are normally regulated, whereas CNG prices are normally free of regulation, but tend to correlate with gasoline prices.

Costs of sales
Power Distribution costs of sales relate directly to the purchase of wholesale energy either under long-term contracts or in the spot market. The Power Distribution businesses are permitted to pass on nearly all wholesale energy costs to the customers, although there may be a lag in time as this pass-through takes place through the tariff process. Therefore, increases and decreases in Power Distribution costs of sales directly impact Power Distribution revenues. The Power Generation segment costs of sales consist primarily of purchases of natural gas and other fuels for generation. Natural Gas Distribution and Retail Fuel costs of sales represent the cost of wholesale purchasing of the natural gas and other fuels that are resold to the final customers. Generally, costs of sales are not recorded in the Natural Gas Transportation and Services businesses.
Operating expenses
Operating expenses include the following line items: operations, maintenance and general and administration expenses, depreciation and amortization, taxes other than income, and loss on disposition of assets. Operations, maintenance and general and administration expenses include primarily direct labor, insurance, repairs and maintenance, utilities and other contracted expenses. These expenses are usually independent of the volumes of energy produced or distributed through the systems, but may fluctuate on a period to period basis. In the case of the principal executive offices, which are included as part of Headquarters/Other Eliminations, these expenses include the salaries and benefits of the personnel in that office as well as professional services contracted on behalf of the entire organization that do not pertain or relate to a particular business or group of businesses.
Foreign Currency
The financial statements are reported in U.S. dollars. The financial statements of some of our subsidiaries are prepared using the local currency as the functional currency and translated into U.S. dollars. Period-end and average foreign currency rates impact the Company’s financial position and results of operations.
The following table presents the period-end and average exchange rates of the U.S. dollar into the local currency where we are primarily exposed to fluctuations in the exchange rate.

	March 31,	December 31,	March 31,
	2009	2009	2010
Period-end exchange rates:
Brazilian real	2.32	1.74	1.78
Colombian peso	2,481	2,043	1,920

	Average Exchange Rates for the Three Months Ended
	March 31,
	2009	2010
Average period exchange rates:
Brazilian real	2.33	1.80
Colombian peso	2,511	1,946
Source: Bloomberg financial website

3

AEI Results of Operations
The results of the following significant operating companies are reflected in the results of continuing operations in the periods indicated:

For the Three Months Ended March 31,
	2010	2009
Power Distribution
Chilquinta	Equity Method	Equity Method
Delsur	Consolidated	Consolidated
EDEN	Consolidated	Consolidated
Elektra	Consolidated	Consolidated
Elektro	Consolidated	Consolidated
EMDERSA(1)	Consolidated	—
Luz del Sur	Equity Method	Equity Method
Power Generation
Amayo(1)(2)	Equity Method	Equity Method
Corinto(2)	Consolidated	Consolidated
Cuiabá — EPE(3)	Consolidated	Consolidated
DCL	Consolidated	Consolidated
ENS	Consolidated	Consolidated
Emgasud	Equity Method	Equity Method
Fenix	Consolidated	Consolidated
Jaguar	Consolidated	Consolidated
JPPC	Consolidated	Consolidated
Luoyang	Consolidated	Consolidated
PQP	Consolidated	Consolidated
San Felipe	Consolidated	Consolidated
Subic(4)	—	Equity Method
Tipitapa(2)	Consolidated	Consolidated
Trakya(5)	Consolidated	Consolidated
Natural Gas Transportation and Services
Accroven	Equity Method	Equity Method
Cuiabá — GOB/GOM/TBS(3)	Consolidated	Consolidated
GTB(6)	Equity Method	Cost Method
Promigas	Consolidated	Consolidated
TBG(6)	Cost Method	Cost Method
TGS(1)	Cost Method	—
Natural Gas Distribution
Cálidda	Consolidated	Consolidated
Huatong(7)	Consolidated	Consolidated
Promigas	Consolidated	Consolidated
Retail Fuel
Proenergía(8)	Consolidated	—

(1)	The Company’s initial interest was purchased during 2009.

(2)
During the first quarter of 2009, as part of the Nicaragua Energy Holdings (“NEH”) transaction, AEI’s ownership in Corinto increased from 50% to 57.67% and AEI’s ownership in Tipitapa decreased from 100% to 57.67%, see Note 3 to the consolidated financial statements. As of March 31, 2010, AEI owns, through its 57.67% interest in NEH, a 13.42% equity interest in Amayo, see Note 3 to the unaudited condensed consolidated financial statements.

4

(3)	On December 18, 2009, AEI acquired an additional 50% of each of EPE, GOM, GOB and TBS from a third party. As a result, we currently own 100% of each of EPE, GOM, GOB and TBS.

(4)
In February 2009, the 15-year build-to-operate-transfer agreement (“BOT”) between Subic and the National Power Corporation of the Philippines (“NPC”) expired on schedule and the plant was turned over to the NPC without additional compensation.

(5)	In August 2009, the Company increased its ownership in Trakya from 59% to 90%.

(6)	On December 18, 2009, AEI acquired an additional 4% of TBG and an additional 17% of GTB from a third party. As a result, AEI currently owns 8.27% of TBG and 34.65% of GTB.

(7)
In March 2010, the Company increased its ownership in the former subsidiary Beijing MacroLink Gas Co. Ltd (“BMG”) to 100% and integrated both of its China Gas businesses, BMG and Tongda Energy Private Limited (“Tongda”), into a newly formed company, Huatong. The Company has agreed to issue 5% of the ownership interest in the business to its former partner in BMG and following the closing of the acquisition, the Company will own 95% of the integrated business, see Note 3 to the unaudited condensed consolidated financial statements.

(8)	Proenergía, a holding company for the retail fuel operations, was spun-off from Promigas in July 2009.
For the Three Months Ended March 31, 2010 Compared to the Three Months Ended March 31, 2009
The following discussion compares AEI’s results of continuing operations for the three months ended March 31, 2010 to the three months ended March 31, 2009.
Revenues
The table below presents our consolidated revenues by significant geographical location for the three months ended March 31, 2010 and 2009. Revenues are reported in the country in which they are earned. Intercompany revenues between countries have been eliminated in Other and eliminations.

	For the
	Three Months Ended
	March 31,
	2010	2009

Andean
Colombia	$1,044	$786
Chile	284	209
Other countries	64	55

Subtotal	1,392	1,050

Southern Cone
Brazil	431	311
Argentina	79	31
Other countries	—	5

Subtotal	510	347

Central America/Caribbean
Panama	184	133
El Salvador	50	50
Guatemala	49	37
Other countries	78	65

Subtotal	361	285

Europe/Middle East/North Africa
Turkey	88	126
Other countries	31	25

Subtotal	119	151

China	51	37

Other and eliminations	(11)	(23)

Total	$2,422	$1,847

5

The following table reflects revenues by segment:

	For the
	Three Months Ended
	March 31,
	2010	2009
	Millions of dollars (U.S.)
Power Distribution	$673	$462
Power Generation	268	270
Natural Gas Transportation and Services	42	48
Natural Gas Distribution	171	148
Retail Fuel	1,276	943
Headquarters/Other/Eliminations	(8)	(24)

Total revenues	$2,422	$1,847

Revenues increased by $575 million to $2,422 million for the three months ended March 31, 2010 compared to $1,847 million for the three months ended March 31, 2009. The increase was primarily due to the increase in revenues at the Retail Fuel segment ($333 million) and the Power Distribution segment ($211 million) as described below. Generally, revenues increased quarter-on-quarter due to higher distribution volume and the appreciation of the local currency (a weaker U.S. dollar) based on the average quarter exchange rate which positively impacts revenues when translated to U.S. dollars.
Power Distribution
Revenues from the Power Distribution segment increased by $211 million to $673 million for the three months ended March 31, 2010 compared to $462 million for the three months ended March 31, 2009. The increase was primarily due to the devaluation of the U.S. dollar, higher distribution volumes and the consolidation of EMDERSA beginning in September 2009.
Revenues increased at Elektro ($138 million) and Elektra ($25 million) and, due to the 2009 acquisition, EMDERSA ($50 million) for the three month comparison period. The increased revenues at Elektro were primarily due to the appreciation of the Brazilian real relative to the U.S. dollar ($84 million) and higher energy sales volumes ($65 million) associated with increased customer demand driven by the economic recovery, partially offset by lower pricing ($18 million) associated with a sales mix loss driven by higher sales in a lower tariff segment. The increased revenues at Elektra were primarily due to higher pricing ($20 million) as a result of the monthly and bi-annual tariff adjustments to the energy cost component of its customer tariff driven by higher fuel costs and higher energy sales volumes ($5 million) as a result of an expanded customer base and increased customer demand.
Power Generation
Revenues from the Power Generation segment decreased by $2 million to $268 million for the three months ended March 31, 2010 compared to $270 million for the three months ended March 31, 2009. The decrease was primarily due to the decreased revenues at Trakya ($38 million), partially offset by the increased revenues at PQP ($12 million), Luoyang ($6 million), Corinto ($5 million), JPPC ($5 million), Tipitapa ($3 million), ENS ($3 million) and DCL ($3 million). The decreased revenues at Trakya were primarily due to lower fuel prices which were passed on to its customer and lower generation volume driven by lower customer demand as a result of the availability of hydro generation plants. The increased revenues at PQP, Corinto and Tipitapa were primarily due to higher fuel prices which were passed on to their customers. The increased revenues at Luoyang were primarily due to higher generation volume and a higher tariff rate approved by the Chinese government. The increased revenues at JPPC were primarily due to higher fuel prices which were passed on to its customers and higher generation volume as a result of plant maintenance performed in the first quarter of 2009. The increased revenues at ENS were primarily due to the appreciation of the Polish zloty relative to the U.S. dollar. DCL became fully operational in February 2010 and generated revenues in the first quarter of 2010 until it shut down again in May 2010.

6

Natural Gas Transportation and Services
Revenues from the Natural Gas Transportation and Services segment decreased by $6 million to $42 million for the three months ended March 31, 2010 compared to $48 million for the three months ended March 31, 2009. A decrease in revenues generated at TBS was partially offset by increased revenues at Promigas and its subsidiaries ($6 million) due to higher volume transported as a result of increased customer demand.
Natural Gas Distribution
Revenues from the Natural Gas Distribution segment increased by $23 million to $171 million for the three months ended March 31, 2010 compared to $148 million for the three months ended March 31, 2009. The increase was primarily due to increased revenues at Cálidda ($9 million), Huatong ($9 million) and Promigas’ subsidiaries ($5 million). The increased revenues at Cálidda were primarily due to higher volumes distributed as a result of expanded customer base. The increased revenues at Huatong were primarily due to increased customer demand, expanded customer based and increased connection fee revenues. The increased revenues at Promigas’ subsidiaries were primarily due to the appreciation of the Colombian peso relative to the U.S. dollar based on the average rates for the three month comparison periods and higher distribution volume as a result of higher industrial customer demand.
Retail Fuel
Revenues from the Retail Fuel segment increased by $333 million to $1,276 million for the three months ended March 31, 2010 compared to $943 million for the three months ended March 31, 2009. The increase was primarily due to higher retail fuel prices which were passed on to customers resulting from higher gasoline prices and generally higher aviation fuel prices which are based on regulatory-set rates and the appreciation of the Colombian and Chilean pesos relative to the U.S. dollar based on the average rates for the three month comparison periods.
Costs of sales
The following table reflects costs of sales by segment:

	For the
	Three Months Ended
	March 31,
	2010	2009
	(Millions of dollars U.S.)
Power Distribution	$399	$272
Power Generation	206	202
Natural Gas Transportation and Services	3	3
Natural Gas Distribution	117	93
Retail Fuel	1,156	854
Headquarters/Other/Eliminations	(13)	(26)

Total cost of sales	$1,868	$1,398

Costs of sales increased by $470 million to $1,868 million for the three months ended March 31, 2010 compared to $1,398 million for the three months ended March 31, 2009. The increase was primarily due to the increase in costs of sales of the Retail Fuel segment ($302 million), the Power Distribution segment ($127 million) and the Natural Gas Distribution segment ($24 million) as described below. Generally, costs of sales increased quarter-on-quarter due to higher distribution volume and the appreciation of the local currency (a weaker U.S. dollar) based on the average quarter exchange rate which positively impacts costs of sales when translated to U.S. dollars.
Power Distribution
Costs of sales for the Power Distribution segment increased by $127 million to $399 million for the three months ended March 31, 2010 compared to $272 million for the three months ended March 31, 2009. The increase was primarily due to the devaluation of the U.S. dollar, higher distribution volumes and the consolidation of EMDERSA beginning in September 2009.

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Costs of sales increased at Elektro ($88 million) and Elektra ($21 million) and, due to the 2009 acquisition, EMDERSA ($20 million) for the three month comparison period. The increased costs of sales at Elektro were primarily due to the appreciation of the Brazilian real relative to the U.S. dollar ($43 million) and higher electricity volume purchased ($32 million) associated with increased customer demand driven by the economic recovery. The increased costs of sales at Elektra were primarily due to a higher average price of purchased electricity ($17 million) as a result of increased fuel costs and higher electricity volume purchased ($4 million) associated with an expanded customer base and higher customer demand.
Power Generation
Costs of sales for the Power Generation segment increased by $4 million to $206 million for the three months ended March 31, 2010 compared to $202 million for the three months ended March 31, 2009. The increase was primarily due to the increased costs of sales at San Felipe ($13 million), PQP ($13 million), Corinto ($7 million), DCL ($6 million) and JPPC ($5 million), partially offset by the decreased costs of sales at Trakya ($38 million). The increased costs of sales at San Felipe were primarily due to higher fuel prices which will be passed on to its customers with a certain time lag, higher consumption of heavy fuel, which runs less efficiently than diesel, driven by the unavailability of its diesel generation unit which was under repair during the first quarter of 2010, and higher generation volume as a result of higher dispatch orders received in 2010. The increased costs of sales at PQP were primarily due to higher fuel prices and higher electricity volume purchased from the spot market driven by lower dispatch orders received in 2010 as a result of the availability of lower priced electricity from alternative sources. The increased costs of sales at Corinto and JPPC were primarily due to higher fuel prices. DCL became fully operational in February 2010 and began to generate costs of sales in the first quarter of 2010. The decreased costs of sales at Trakya were primarily due to lower fuel prices and lower generation volume caused by the availability of hydro generation plants.
Natural Gas Transportation and Services
Costs of sales for the Natural Gas Transportation and Services segment were $3 million for each of the three months ended March 31, 2010 and 2009.
Natural Gas Distribution
Costs of sales for the Natural Gas Distribution segment increased by $24 million to $117 million for the three months ended March 31, 2010 compared to $93 million for the three months ended March 31, 2009. The increase was primarily due to the increased costs of sales at Promigas’ subsidiaries ($10 million), Cálidda ($8 million) and Huatong ($6 million). The increased costs of sales at Promigas’ subsidiaries were primarily due to the appreciation of the Colombian peso relative to the U.S. dollar based on the average rates for the three month comparison periods and higher distribution volume as a result of higher industrial customer demand. The increased costs of sales at Cálidda were primarily due to higher distribution volume as a result of expanded customer base. The increased costs of sales at Huatong were primarily due to higher distribution volume driven by increased customer demand and expanded customer base.
Retail Fuel
Costs of sales for the Retail Fuel segment increased by $302 million to $1,156 million for the three months ended March 31, 2010 compared to $854 million for the three months ended March 31, 2009. The increase was primarily due to higher gasoline and aviation fuel prices and the appreciation of the Colombian and Chilean pesos relative to the U.S. dollar based on the average rates for the three month comparison periods.

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Gross Margin
Gross margin is defined as revenues less costs of sales which may differ from the manner in which other companies may define gross margin. The following table reflects gross margin by segment:

	For the
	Three Months Ended
	March 31,
	2010	2009
	Millions of dollars (U.S.)
Power Distribution	$274	$190
Power Generation	62	68
Natural Gas Transportation and Services	39	45
Natural Gas Distribution	54	55
Retail Fuel	120	89
Headquarters/Other/Eliminations	5	2

Total gross margin	$554	$449

Gross margin increased by $105 million to $554 million for the three months ended March 31, 2010 compared to $449 million for the three months ended March 31, 2009. The increase was primarily due to the increase in gross margin of the Power Distribution segment ($84 million) and the Retail Fuel segment ($31 million), partially offset by the decrease in gross margin of the Power Generation segment ($6 million) and the Natural Gas Transportation and Services segment ($6 million) as described below.
Power Distribution
Gross margin for the Power Distribution segment increased by $84 million to $274 million for the three months ended March 31, 2010 compared to $190 million for the three months ended March 31, 2009. The increase was primarily due to the increased gross margin at Elektro ($50 million) and the additional gross margin from the consolidation of EMDERSA ($30 million) in September 2009. The increase in gross margin at Elektro was primarily due to the translation impact of the appreciation of the Brazilian real relative to the U.S. dollar and higher distribution volume driven by higher customer demand as discussed above.
Power Generation
Gross margin for the Power Generation segment decreased by $6 million to $62 million for the three months ended March 31, 2010 compared to $68 million for the three months ended March 31, 2009. The decrease was primarily due to the decreased gross margin at San Felipe ($14 million) and DCL ($3 million), partially offset by increased gross margin at EPE ($13 million). The decreased gross margin at San Felipe was primarily due to the timing of recognition of pass-through costs under the PPA structure. Under the PPA, revenue pricing is based on the costs incurred for a portion of the heavy fuel used in generation on an approximate one-year lag (when the fuel prices were generally lower) while the costs of sales are based on current fuel prices (which are generally higher in the first quarter of 2010 compared to 2009). In addition, San Felipe consumed more heavy fuel, which runs less efficiently than diesel fuel, during the current quarter due to the unavailability of its diesel generation unit as discussed above, which further decreased the gross margin. The decreased gross margin at DCL was primarily due to higher gas costs as a result of late payments and associated penalties. The increased gross margin at EPE was primarily due to the termination of its take-or-pay contracts with TBS in October 2009, which terminated its fixed capacity payments.
Natural Gas Transportation and Services
Gross margin for the Natural Gas Transportation and Services segment decreased by $6 million to $39 million for the three months ended March 31, 2010 compared to $45 million for the three months ended March 31, 2009. The decrease was primarily due to lower gross margin at TBS, partially offset by an increase in gross margin at Promigas and its subsidiaries. The decrease in gross margin at TBS was primarily due to the termination of its take or pay contract with EPE in October 2009, which terminated its fixed capacity revenues. The increase in gross margin at Promigas and its subsidiaries was primarily due to higher volumes transported as a result of increased customer demand.
Natural Gas Distribution
Gross margin for the Natural Gas Distribution segment of $54 million for the three months ended March 31, 2010 was flat compared to $55 million for the three months ended March 31, 2009.

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Retail Fuel
Gross margin for the Retail Fuel segment increased by $31 million to $120 million for the three months ended March 31, 2010 compared to $89 million for the three months ended March 31, 2009. the increase was primarily due to the appreciation of the Colombian and Chilean pesos relative to the U.S. dollar based on the average rates for the three month comparison periods.
Operating Expenses
Operations, Maintenance and General and Administrative Expenses
The following table reflects operations, maintenance and general and administrative expenses by segment:

	For the
	Three Months Ended
	March 31,
	2010	2009
	Millions of dollars (U.S.)
Power Distribution	$101	$66
Power Generation	31	22
Natural Gas Transportation and Services	12	13
Natural Gas Distribution	24	13
Retail Fuel	57	43
Headquarters/Other/Eliminations	18	20

Total operations, maintenance and general and administrative expenses	$243	$177

Operations, maintenance and general and administrative expenses increased by $66 million to $243 million for the three months ended March 31, 2010 compared to $177 million for the three months ended March 31, 2009. The overall general increase was primarily due to the appreciation of the local currency relative to the U.S. dollar. The increase was primarily in the Power Distribution segment ($35 million), the Retail Fuel segment ($14 million), the Natural Gas Distribution segment ($11 million) and the Power Generation segment ($9 million) as described below.
Power Distribution
Operations, maintenance and general and administrative expenses for the Power Distribution segment increased by $35 million to $101 million for the three months ended March 31, 2010 compared to $66 million for the three months ended March 31, 2009. The increase was primarily due to the acquisition of EMDERSA in 2009 ($15 million) and the increased expenses at Elektro ($20 million) as a result of the appreciation of the Brazilian real relative to the U.S. dollar and increased maintenance expenses and professional services fees.
Power Generation
Operations, maintenance and general and administrative expenses for the Power Generation segment increased by $9 million to $31 million for the three months ended March 31, 2010 compared to $22 million for the three months ended March 31, 2009. The increase in expenses was primarily due to an increase at Trakya ($6 million) due primarily to turbine blade refurbishment costs and an increase at San Felipe ($3 million) due primarily to the repair costs for a compressor in its diesel generation unit.
Natural Gas Transportation and Services
Operations, maintenance and general and administrative expenses for the Natural Gas Transportation and Services segment decreased by $1 million to $12 million for the three months ended March 31, 2010 compared to $13 million for the three months ended March 31, 2009.
Natural Gas Distribution
Operations, maintenance and general and administrative expenses for the Natural Gas Distribution segment increased by $11 million to $24 million for the three months ended March 31, 2010 compared to $13 million for the three months ended March 31, 2009. The increase was primarily due to higher salary and benefit expenses at certain Promigas subsidiaries, and the appreciation of the Colombian peso relative to the U.S. dollar based on the average rates for the three month comparison periods.

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Retail Fuel
Operations, maintenance and general and administrative expenses for the Retail Fuel segment increased by $14 million to $57 million for the three months ended March 31, 2010 compared to $43 million for the three months ended March 31, 2009. The increase was primarily due to the appreciation of the Colombian and Chilean pesos relative to the U.S. dollar based on the average rates for the three month comparison periods.
Depreciation and Amortization
The following table reflects depreciation and amortization expense by segment:

	For the
	Three Months Ended
	March 31,
	2010	2009
	Millions of dollars (U.S.)
Power Distribution	$34	$29
Power Generation	8	11
Natural Gas Transportation and Services	6	5
Natural Gas Distribution	6	6
Retail Fuel	12	8
Headquarters/Other	2	1

Total depreciation and amortization expenses	$68	$60

Total depreciation and amortization expenses increased by $8 million to $68 million for the three months ended March 31, 2010 compared to $60 million for the three months ended March 31, 2009. The increase was primarily due to increased depreciation and amortization expenses at Elektro ($4 million) and the Retail Fuel segment ($4 million). The increase at Elektro was primarily due to the appreciation of the Brazilian real relative to the U.S. dollar. The increase at the Retail Fuel segment was primarily due to the additional depreciation expenses associated with the increased number of gas stations and the appreciation of the Colombian and Chilean pesos relative to the U.S. dollar based on the average rates for the three month comparison periods.
(Gain) Loss on Disposition of Assets
For the three months ended March 31, 2010, AEI recorded a net loss on disposition of assets totaling $4 million compared to a net loss of $5 million for the three months ended March 31, 2009. The $4 million loss in the first quarter of 2010 was primarily related to the ordinary course sale of operating equipment at Elektro ($7 million) compared to $5 million net loss in the first quarter of 2009, partially offset by $3 million gain at Huatong related to the sell-down of its ownership interest in two subsidiaries. See Note 4 to the unaudited condensed consolidated financial statements.
Equity Income from Unconsolidated Affiliates
The following table reflects equity income from unconsolidated affiliates by segment:

	For the
	Three Months Ended
	March 31,
	2010	2009
	Millions of dollars (U.S.)
Power Distribution	$19	$15
Power Generation	—	2
Natural Gas Transportation and Services	4	7
Natural Gas Distribution	6	3
Retail Fuel	1	—
Headquarters/Other/Eliminations	(2)	—

Total equity income from unconsolidated affiliates	$28	$27

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Equity income from unconsolidated affiliates increased by $1 million to $28 million for the three months ended March 31, 2010 compared to $27 million for the three months March 31, 2009. The increase was primarily due to the increased equity income at GTB as a result of the ownership increase in December 2009 and the increased equity income at Chilquinta and Luz Del Sur, partially offset by lower equity earnings at Accroven and Subic. The decreased equity earnings at Subic was due to the expiration of the 15-year build-to-operate-transfer agreement between Subic and the National Power Corporation of the Philippines (“NPC”) in February 2009, which required the Company to turn over the plant to the NPC.
Operating Income
The following table reflects the contribution of each segment to operating income in the comparative periods:

	For the
	Three Months Ended
	March 31,
	2010	2009
	Millions of dollars (U.S.)
Power Distribution	$147	$104
Power Generation	23	36
Natural Gas Transportation and Services	23	32
Natural Gas Distribution	31	38
Retail Fuel	44	34
Headquarters/Other/Eliminations	(18)	(21)

Total operating income	$250	$223

Operating income for the three months ended March 31, 2010 increased by $27 million to $250 million compared to $223 million for the three months ended March 31, 2009. The increase was primarily due to the increase in the Power Distribution segment ($43 million) and the Retail Fuel segment ($10 million), partially offset by the decrease in the Power Generation segment ($13 million), the Natural Gas Transportation and Services segment ($9 million) and the Natural Gas Distribution segment ($7 million).
Power Distribution
Operating income for the Power Distribution segment increased by $43 million to $147 million for the three months ended March 31, 2010 compared to $104 million for the three months ended March 31, 2009. The increase was mainly due to higher operating income at Elektro ($24 million) and Elektra ($4 million), in addition to the additional operating income from the consolidation of EMDERSA ($11 million) beginning in September 2009. The increased operating income at Elektro was primarily due to a higher gross margin driven by higher distribution volume as a result of the economic recovery and the appreciation of the Brazilian real relative to the U.S. dollar. The increased operating income at Elektra was primarily due to the improved gross margin driven by a higher tariff rate.
Power Generation
Operating income for the Power Generation segment decreased by $13 million to $23 million for the three months ended March 31, 2010 compared to $36 million for the three months ended March 31, 2009, primarily due to the decreases at San Felipe, Trakya and DCL, partially offset by the increase at EPE. The decreased operating income at San Felipe was primarily due to the decreased gross margin as a result of the timing of recognition of pass-through costs under the PPA structure and the unavailability of its diesel generation unit which was under repair during the first quarter of 2010. The decreased operating income at Trakya was primarily due to higher operations, maintenance and general and administrative expenses as a result of the refurbishment of a turbine blade. The decreased operating income at DCL was primarily due to the decrease in gross margin as a result of higher gas costs as discussed above. The higher operating income at EPE in the first quarter of 2010 compared to the first quarter of 2009 was primarily due to the termination in October 2009 of fixed capacity payments required under its take or pay contract with TBS.

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Natural Gas Transportation and Services
Operating income for the Natural Gas Transportation and Services segment decreased by $9 million to $23 million for the three months ended March 31, 2010 compared to $32 million for the three months ended March 31, 2009. The decrease was primarily due to the decreased equity income from Accroven.
Natural Gas Distribution
Operating income for the Natural Gas Distribution segment decreased by $7 million to $31 million for the three months ended March 31, 2010 compared to $38 million for the three months ended March 31, 2009. The decrease was primarily due to higher operations, maintenance and general and administrative expenses at Promigas’ subsidiaries as discussed above.
Retail Fuel
Operating income for the Retail Fuel segment increased by $10 million to $44 million for the three months ended March 31, 2010 compared to $34 million for the three months ended March 31, 2009. The increase was primarily due to the improved gross margin, partially offset by higher operations, maintenance and general and administrative expenses and depreciation and amortization expenses as discussed above.
Interest Income
Interest income increased by $1 million to $18 million for the three months ended March 31, 2010 compared to $17 million for the three months ended March 31, 2009.
Interest Expense
Interest expense decreased by $2 million to $77 million for the three months ended March 31, 2010 compared to $79 million for the three months ended March 31, 2009. The decrease was primarily due to the decreased interest expense at the parent level and Promigas, partially offset by higher interest expense at EMDERSA as a result of its consolidation in September 2009 and Elektro. The decrease at the parent level was primarily due to a lower debt balance in the current quarter compared to the first quarter of 2009 as a result of the repayment of senior and revolving credit facilities and the conversion of PIK notes in 2009. The decrease at Promigas was primarily due to lower interest rate and decreased debt balance in the first quarter of 2010 compared to the first quarter of 2009. The increase at Elektro was primarily due to higher interest rates and the appreciation of Brazilian real relative to the U.S. dollar.
Foreign Currency Transaction Gain (Loss), Net
Total foreign currency transaction loss was $3 million ($2 million net of income tax and noncontrolling interests) for the three months ended March 31, 2010 compared to a $39 million loss ($11 million net of income tax and noncontrolling interests) for the three months ended March 31, 2009. The loss in 2009 was primarily related to the U.S. dollar denominated debt held by Promigas and, subsequent to the spin-off, Proenergía, which was refinanced into Colombian peso denominated debt in the second and third quarter of 2009.
Provision for Income Taxes
AEI is a Cayman Islands company, which is not subject to income tax in the Cayman Islands. The Company operates through various subsidiaries in a number of countries throughout the world. Income taxes have been provided based upon the tax laws and rates of the countries in which operations are conducted and income is earned.
The provision for income taxes for the three months ended March 31, 2010 and 2009 was $70 million and $76 million, respectively. The estimated effective income tax rates for the three months ended March 31, 2010 and 2009 were 35.7% and 65.5%, respectively, both of which were higher than the statutory rate primarily due to taxes generated at the local operating companies, and losses generated by AEI and its Cayman Islands subsidiaries for which no tax benefit has been provided and which increased the effective tax rate for this period.

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Noncontrolling Interests
The following table reflects the main components of net income (loss) — noncontrolling interests:

	For the
	Three Months Ended
	March 31,
	2010	2009
	Millions of dollars (U.S.)
Promigas	$16	$(3)
Proenergía	20	—
Cuiabá	—	(6)
Trakya	1	6
DCL	(3)	(2)
Elektra	3	2
Other	4	2

Total net income (loss) — noncontrolling interests	$41	$(3)

Net income (loss) — noncontrolling interests increased by $44 million to $41 million for the three months ended March 31, 2010 compared to $(3) million for the three months ended March 31, 2009. The increase was primarily due to the increased consolidated net income at Promigas and Proenergía as discussed above and the acquisition of additional ownership interests in Cuiabá in December 2009, which had negative consolidated net income in the first quarter of 2009, partially offset by the acquisition of additional ownership interests in Trakya in August 2009.
Net Income Attributable to AEI
As a result of the factors discussed above, net income attributable to AEI for the three months ended March 31, 2010 was $85 million compared to net income attributable to AEI of $43 million for the three months ended March 31, 2009.
Adjusted Net Income Attributable to AEI
Adjusted net income attributable to AEI is defined as net income attributable to AEI excluding impairments and other charges, foreign currency transaction gains and losses, gains and losses on early retirement of debt, gains and losses on sales of assets, and settlements that are not related to the periods presented. We exclude these items from our internal measurements of performance. These items are generally non-cash and are not included by investors, financial analysts and the public when determining valuation and expectations for future performance of the company. Adjusted net income attributable to AEI for the three months ended March 31, 2010 was $84 million compared to adjusted net income attributable to AEI of $54 million for the three months ended March 31, 2009.

	For the
	Three Months Ended
	March 31,
	2010	2009
	Millions of dollars (U.S.)
Net income attributable to AEI	$85	$43
Gain on sale of subsidiaries	(3)	—
Foreign currency transaction loss, net	2	11

Adjusted net income attributable to AEI	$84	$54

Factors contributing to adjusted net income attributable to AEI are as follows:
•	Huatong recognized a $3 million gain on the sale of a portion of its ownership interest in two subsidiaries.

•	Non-cash foreign currency losses on financial assets and liabilities

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Capital Resources and Liquidity
Capital Expenditures
Capital expenditures were $154 million and $74 million for the three months ended March 31, 2010 and 2009, respectively, of which $60 million and $2 million for the three months ended March 31, 2010 and 2009, respectively, correspond to capital expenditures at the development project of Jaguar. Capital expenditures for three months ended March 31, 2010 and 2009 also include $44 million and $26 million, respectively, associated with Elektro, $9 million and $0 million, respectively, associated with Proenergía and its consolidated subsidiaries and $6 million and $20 million, respectively, associated with Promigas and its consolidated subsidiaries. For the three months ended March 31, 2010, capital expenditures comprised $27 million of maintenance capital expenditures, $36 million of regulatory capital expenditures which are required by the regulators or by contract, but contribute to future revenue growth, with the remainder of $91 million of capital expenditures related to growth projects. For 2010, capital spending is expected to total $946 million, of which $302 million, $208 million, $102 million and $60 million correspond to capital expenditures at the development projects of Jaguar and Fenix, Elektro, Proenergía (including its consolidated subsidiaries) and Promigas (including its consolidated subsidiaries), respectively. Planned capital expenditures for 2010 include capital spending on new project construction expenditures in the Power Generation segment, expansions of the asset base in the Power Distribution, Natural Gas Distribution particularly at Cálidda, Natural Gas Transportation and Services and Retail Fuel segments, and maintenance expenditures related to existing assets across all segments. These capital expenditures are expected to be financed using a combination of cash provided by the businesses’ operations, business level financing and equity contributions from shareholders.
Subsidiary Distributions to Parent
Subsidiary Distributions to Parent is the amount of cash distributed by our operating businesses including dividends, returns of capital, management fees, intercompany loan and interest payments, development fees and development cost reimbursements. Subsidiary Distributions to Parent for the first quarter of 2010 and 2009 were $129 million and $110 million, respectively.
Cash Flows for the Three Months Ended March 31, 2010 and 2009
Cash Flows from Operating Activities
Cash provided by operating activities was $165 million in the first quarter of 2010 compared to $25 million in the first quarter of 2009 representing an increase of $140 million. Cash provided by operating activities before consideration of working capital, regulatory assets and liabilities and other changes was $163 million in the first quarter of 2010 compared to $176 million in the first quarter of 2009. The decrease in cash flows from operating activities excluding working capital, regulatory and other changes of $13 million was due primarily to the amortization of deferred revenue greater than cash received for some power generation companies due to a step-down in contractual payments starting in 2010. The total change in working capital, excluding regulatory assets and liabilities and other, in the first quarter of 2010 was a net outflow of $25 million, while the total change in working capital in the first quarter of 2009 was an outflow of $123 million. The improvement on cash flow from working capital of $98 million lower outflow was primarily due to the increased collectibility on accounts receivable in the Power Generation and Natural Gas Distribution segments. Net regulatory assets decreased in the first quarter of 2010 by $11 million compared to an increase in the first quarter of 2009 of $11 million. The change in net regulatory assets reflects the timing lags in collection of pass-through of energy costs.

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Cash Flows from Investing Activities
Cash used in investing activities for the first quarter of 2010 was $171 million compared to cash provided by investing activities of $17 million for the first quarter of 2009. Capital expenditures increased by $80 million to $154 million in the first quarter of 2010 compared to $74 million in the first quarter of 2009 due primarily to new development project construction started in the first quarter of 2010 at Jaguar. During the first quarter of 2010, Huatong sold down its ownership in two subsidiaries for cash of $5 million and notes receivable of $9 million, with $15 million of cash being deconsolidated; During the first quarter of 2009, the Company received the second payment of $60 million from YPFB related to the sale of its investment in Transredes. Restricted cash increased $6 million during the first quarter of 2010 primarily due to the increased restricted cash at Elektro and Fenix, partially offset by the decreased restricted cash at EPE. Elektro entered into a short term energy purchase contract and Fenix entered into a new gas supply contract in the current quarter, requiring the restrictions on cash. EPE terminated its PPA with Furnas required by arbitrator ruling, releasing the restriction on cash.
Cash Flows from Financing Activities
Cash provided by financing activities for the first quarter of 2010 was $39 million compared to $82 million of cash used in financing activities for the first quarter of 2009. During the first quarter of 2010, the Company issued $399 million of new debt and repaid $253 million of its debt, primarily at the parent level, Proenergía and Elekta. During the first quarter of 2010, the Company purchased an additional 30% ownership interest in BMG for $35 million in cash. In addition, during the first quarter of 2010, the Company paid dividends of $69 million to noncontrolling interest holders primarily at Proenergía and Trakya compared to $11 million primarily at Promigas and Trakya in the first quarter of 2009.

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